Exhibit 99.18

HOLLINGER INC.

ANNUAL INFORMATION FORM

June 29, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
GLOSSARY OF TERMS	2
CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE CORPORATION AND ITS BUSINESS	11
DESCRIPTION OF THE BUSINESS	21
RISK FACTORS	23
Dividends	33
Capital Structure	33
MARKET FOR SECURITIES	35
DIRECTORS AND OFFICERS	37
LEGAL PROCEEDINGS	42
Interest of Management and Others in Material Transactions	55
Material Contracts	57
TRANSFER AND REGISTRAR AGENT	58
AUDIT COMMITTEE	59
AUDITORS	59
INTERESTS OF EXPERTS	60
ADDITIONAL INFORMATION	60

EXHIBITS
EXHIBIT A – CHARTER OF THE AUDIT COMMITTEE OF HOLLINGER INC.	A-1

- i -

Unless otherwise indicated or the context otherwise indicates, in this document "Hollinger" and the "Corporation" refer to Hollinger Inc.

Unless otherwise stated, all amounts are expressed in Canadian dollars.

The information contained in this Annual Information Form is given as of March 31, 2007 except where otherwise indicated.  The information contained herein concerning Sun-Times Media Group, Inc. and its subsidiaries has been taken from, or is based on, publicly available documents or records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by Hollinger.  Hollinger has no nominees on the Sun-Times board of directors.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this Annual Information Form that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies or partnerships in which the Corporation has equity investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.

All written forward-looking statements attributable to the Corporation, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements set forth above.  Readers of this Annual Information Form are cautioned not to place undue reliance on forward-looking statements contained in this Annual Information Form, which reflect the analysis of management only as of the date of this Annual Information Form, or such date as is otherwise indicated.  The Corporation undertakes no obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Annual Information Form or to reflect the occurrence of unanticipated events.

GLOSSARY OF TERMS

Capitalized terms used but not otherwise defined in this Annual Information Form have the following meanings:

"2006/2007 Financial Year" means the Corporation's financial year as at and for the 12-month period ended March 31, 2007;

"Advisory Agreement" means the advisory agreement dated November 11, 2005 and effective as of July 15, 2005, between the Corporation, Benson Consulting and Benson;

"Advisory Agreement MOA" means the memorandum of agreement dated January 15, 2007 between Benson Consulting, Benson and the Corporation providing for, among other things, the termination of the Advisory Agreement;

"AIF" means this Annual Information Form;

"Amiel-Black" means Barbara Amiel-Black;

"Argus" means Argus Corporation Limited;

"Atkinson" means Peter Y. Atkinson;

"Audit Committee" means the audit committee of the Corporation;

"Beck" means Stanley M. Beck, Q.C.;

"Benson" means Randall C. Benson;

"Benson Consulting" means RC Benson Consulting Inc., formerly called 1379074 Ontario Ltd.;

"Black" means Conrad Black;

"Board" or "Board of Directors" means the board of directors of the Corporation;

"Boultbee" means John A. Boultbee;

"Carroll" means Paul A. Carroll, Q.C.;

"Catalyst" means Catalyst Fund General Partner I Inc., a private equity fund managed by Catalyst Capital Group Inc., in respect of which Glassman is the Managing Partner;

"CBCA" means the Canada Business Corporations Act, as amended, and all regulations promulgated thereunder;

"CCAA" means the Companies' Creditors Arrangement Act (Canada), as amended, and all regulations promulgated thereunder;

"CICA Handbook" means the Canadian Institute of Chartered Accountants Handbook;

"Colson" means Daniel W. Colson;

"Common Shares" means the retractable common shares of the Corporation;

"Contribution Agreement" means the contribution agreement entered into in March 2003 between the Corporation, RMI and RCL under which RCL agreed, among other things, to guarantee RMI's obligations under the Support Agreement;

"Co-operation Agreement" means the co-operation agreement entered into between the Corporation and the United States Attorney's Office for the Northern District of Illinois on May 15, 2006 wherein the Corporation agreed to co-operate with the United States Attorney's Office's ongoing investigation and prosecution of Black, Boultbee, Atkinson, Kipnis and RCL;

"Delaware Order" means the Order and Judgment entered by the Court of Chancery of the State of Delaware on June 28, 2004;

"Domgroup" means Domgroup Ltd., a wholly-owned subsidiary of the Corporation existing under the laws of Canada;

"Drinkwater" means David W. Drinkwater;

"ELR" means Editorial La Razon, S.A., a wholly-owned subsidiary of the Corporation;

"First Indenture" means the indenture governing the First Senior Secured Notes dated as of March 10, 2003 between the Corporation, as issuer, Delaware Trust Company, National Association (formerly Wachovia Trust Company, National Association), as trustee, RMI and 4322525 Canada Inc. (formerly 504468 N.B. Inc.), as guarantors, and RCL and Sugra Limited, as amended by the supplemental indenture dated as of September 30, 2004 and as otherwise amended, amended and restated, supplemented or otherwise modified from time to time;

"First Senior Secured Notes" means the Corporation's 11.875% senior secured notes due March 1, 2011 issued pursuant to the First Indenture on March 10, 2003;

"GAAP" means Canadian generally accepted accounting principles in effect from time to time;

"Gillespie" means Robert Gillespie;

"Glassman" means Newton G.Z. Glassman;

"HCPH Co." means Hollinger Canadian Publishing Holdings Co.;

"Hodgson" means Patrick W.E. Hodgson;

"Hollinger Consent Order" means the Consent Order approved on July 8, 2005 by Justice Colin L. Campbell of the Ontario Court reconstituting the Board of Directors;

"Indentures" means, collectively, the First Indenture and the Second Indenture;

"Inspection" means the investigation conducted by the Inspector of the affairs of the Corporation as ordered by Justice Colin L. Campbell of the Ontario Court on September 3, 2004;

"Inspector" means Ernst & Young Inc.;

"Interim Directors" means the following five former directors of the Corporation who served on the Board for a period during 2004 and 2005:  Carroll, Metcalfe, Vale, Walker and Wakefield;

"Kipnis" means Mark Kipnis;

"Loss of Control" means ceasing to control or exercise significant influence over a corporation, as those terms are defined in the CICA Handbook;

"Mareva Injunction" means injunctive relief granted by a court to prevent a defendant from disposing of its assets;

"MCTO" means the final cease trade order issued by the OSC on June 1, 2004, as amended, prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions;

"MD&A" means management's discussion and analysis;

"Metcalfe" means Robert J. Metcalfe;

"Mitchell" means Ronald B. Mitchell;

"Morneau Sobeco" means Morneau Sobeco Limited Partnership;

"Ontario Court" means the Ontario Superior Court of Justice;

"OSC" means the Ontario Securities Commission;

"PGWML" means Peter G. White Management Ltd., a corporation controlled by White;

"Preference Shares" means the preference shares of the Corporation, of which as at March 31, 2007, only Series II Preference Shares are outstanding;

"Radler" means F. David Radler;

"Rattee" means David A. Rattee;

"Ravelston Entities" means RCL and associated parties other than the Corporation and its subsidiaries;

"RCL" means The Ravelston Corporation Limited, a corporation existing under the laws of the Province of Ontario;

"RCL Plan" means the defined benefit pension plan sponsored by RCL;

"Receivership and CCAA Orders" means the orders issued by Justice James Farley of the Ontario Court on April 20, 2005 whereby RCL and RMI were (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) and (ii) granted protection pursuant to the CCAA and the Bankruptcy and Insolvency Act (Canada);

"Restructuring Agreement" means the agreement between Sun-Times and Black dated November 15, 2003 providing for, among other things, restitution by the Corporation, Black, Radler, Boultbee and Atkinson to Sun-Times of the full amount of the unauthorized "non-competition" payments, plus interest and termination of the Services Agreements;

"Richter" means RSM Richter Inc., in its capacity as receiver and manager of RCL and RMI under the Receivership and CCAA Orders;

"RMI" means Ravelston Management Inc., a corporation existing under the laws of the Province of Ontario and a wholly-owned subsidiary of RCL;

"SEC" means the United States Securities and Exchange Commission;

"SEC Action" means the action filed on November 15, 2004 by the SEC in the United States District for the Northern District of Illinois against Black, Radler and the Corporation;

"Second Indenture" means the indenture governing the Second Senior Secured Notes dated as of September 30, 2004 between the Corporation, as issuer, HSBC Bank USA, National Association, as trustee, RMI and 4322525 Canada Inc. (formerly 504468 N.B. Inc.), as guarantors, and RCL and Sugra Limited, as amended, amended and restated, supplemented or otherwise modified from time to time;

"Second Senior Secured Notes" means the Corporation's 11.875% senior secured notes due March 1, 2011 issued pursuant to the Second Indenture on September 30, 2004;

"Secured Notes" means, collectively, the First Senior Secured Notes and the Second Senior Secured Notes;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Series I Preference Shares" means the exchangeable non-voting preference shares series I of the Corporation, none of which is outstanding as of the date hereof;

"Series II Preference Shares" means the exchangeable non-voting preference shares series II of the Corporation;

"Series III Preference Shares" means the non-voting preference shares series III of the Corporation, none of which is outstanding as of the date hereof;

"Services Agreements" means the management services agreements entered into between RCL and Sun-Times and its subsidiaries that were transferred to RMI in July 2002 and terminated pursuant to the Restructuring Agreement as of June 1, 2004;

"SpecialMonitor" means Richard C. Breeden, the special monitor of the Sun-Times Board appointed in certain circumstances pursuant to the Sun-Times Consent Order;

"Sun-Times" means Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a corporation existing under the laws of the State of Delaware;

"Sun-Times 2004 SEC Action" means the matter of the United States Securities and Exchange Commission v. Hollinger International Inc. brought in the U.S. District Court for the Northern District of Illinois;

"Sun-Times A Shares" means the Class A Common Stock of Sun-Times;

"Sun-Times Audit Committee" means the audit committee of Sun-Times;

"Sun-Times B Shares" means the Class B Common Stock of Sun-Times;

"Sun-Times Board" means the board of directors of Sun-Times;

"Sun-Times Consent Order" means the Court Order issued January 16, 2004 by the United States District Court for the Northern District of Illinois in the Sun-Times 2004 SEC Action;

"Sun-Times News Group" means the Sun-Times News Group operating segment of Sun-Times, consisting of more than 100 newspapers and associated websites and news products in the greater Chicago metropolitan area;

"Sun-Times Special Committee" means the special committee established by the Sun-Times Board in June 2003;

"Sun-Times SRP" means the shareholders' rights plan adopted by Sun-Times on January 25, 2004;

"Sun-Times SRP Right" means a preferred share purchase right issued pursuant to the Sun-Times SRP;

"Support Agreement" means the support agreement entered into on March 10, 2003 between RMI and the Corporation in connection with the Corporation's issuance of the First Senior Secured Notes;

"Tax Act" means the Income Tax Act (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"Telegraph Group" means the Telegraph Group Limited, which consisted of The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk and The Spectator and Apollo magazines;

"TSI" means 10 Toronto Street Inc., a wholly-owned indirect subsidiary of the Corporation;

"TSX" means the Toronto Stock Exchange;

"US$" means United States dollars;

"Vale" means Donald M.J. Vale;

"VC&Co." means VC&Co. Incorporated, a corporation controlled by Voorheis;

"Voorheis" means G. Wesley Voorheis;

"Voorheis Consulting Services Agreement" means the consulting services agreement dated June 20, 2007 and effective as of April 16, 2007, between the Corporation, VC&Co. and Voorheis, pursuant to which the Corporation appointed Voorheis to serve as Chief Executive Officer of the Corporation and which replaces and supersedes the Voorheis Engagement Agreement;

"Voorheis Engagement Agreement" means the agreement dated January 15, 2007 between the Corporation, VC&Co. and Voorheis, pursuant to which Voorheis agreed to act as a senior executive of the Corporation subject to the satisfaction of certain conditions;

"Wakefield" means Allan Wakefield;

"Walker" means Gordon W. Walker, Q.C.;

"White" means Peter G. White;

"Wright" means Joseph H. Wright; and

"Zeifman" or the "Auditors" means Zeifman & Company, LLP, the auditors of the Corporation.

CORPORATE STRUCTURE

Name and Incorporation

Hollinger is the continuing corporation, under the CBCA, resulting from the 1985 amalgamation of Argcen Holdings Inc., Hollinger Argus Limited (incorporated June 28, 1910) and Labmin Resources Limited.  The head and registered office of the Corporation is 120 Adelaide Street West, Suite 512, Toronto, Ontario M5H 1T1.  The Corporation is a "mutual fund corporation" under the Tax Act.

Intercorporate Relationships

The following simplified chart shows the basic corporate structure of the Corporation and its subsidiaries and operating segments, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Corporation as at March 31, 2007.

Notes:
(a)           4322525 Canada Inc. was formerly 504468 N.B. Inc.
(b)	The Corporation owns in the aggregate, directly and indirectly, shares of Sun-Times that represent an approximate equity interest of 19.7% and a voting interest of 70.0%.

Capital Structure

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.  As of March 31, 2007, 34,945,776 Common Shares and 1,701,995 Series II Preference Shares were issued and outstanding.

Each of the outstanding shares of the Corporation is retractable at the option of the holder.  The outstanding Common Shares and Series II Preference Shares are listed on the TSX under the symbols "HLG.C" and "HLG.PR.B", respectively.

The Common Shares are retractable, at the option of the holder, for an amount based on the market value of the Corporation's net assets, determined on a non-consolidated basis.  The Corporation's Series II Preference Shares are retractable at the option of the holder, for an amount based on the market trading value of Sun-Times A Shares.

On retraction, each Series II Preference Share is exchangeable into 0.46 of a Sun-Times A Share held by the Corporation or, at the Corporation's option, cash of equivalent value.  In certain circumstances, the Corporation may also satisfy its obligation to deliver Sun-Times A Shares on a retraction of Series II Preference Shares by delivering Sun-Times A Shares that are subject to restrictions on resale in accordance with applicable securities laws.

Until certain events of default under the Indentures are remedied or waived, the terms of the Indentures prevent the Corporation from honouring retractions of the Common Shares and the Series II Preference Shares.  See "General Development of the Corporation and Its Business".

Secured Notes

The Corporation has outstanding US$78 million principal amount of the First Senior Secured Notes and US$15 million principal amount of the Second Senior Secured Notes.  The Secured Notes are fully and unconditionally guaranteed by RMI and certain wholly-owned subsidiaries of the Corporation.  The First Senior Secured Notes are secured by, among other things, a first priority lien on the 14,990,000 Sun-Times B Shares owned, directly or indirectly, by the Corporation.  The Second Senior Secured Notes are secured by a second priority lien on the same 14,990,000 Sun-Times B Shares.  Under the terms of the Indentures, the Corporation is subject to certain financial covenants and other restrictions.

Certain events of default have occurred and are continuing under the terms of the Secured Notes, although there have been no payment defaults.  As a result of such events of default, the Corporation is unable to honour retractions of its Common Shares and Series II Preference Shares submitted after April 19, 2005.  See "General Development of the Corporation and Its Business".

Sun-Times' Shareholders' Rights Plan

On January 25, 2004, Sun-Times adopted the Sun-Times SRP.  The Sun-Times SRP is an anti-takeover device designed to deter direct or indirect acquisitions of Sun-Times stock beyond a specified percentage voting interest (in this case, 20%) without the approval of the Sun-Times Board.  See "General Development of the Corporation and Its Business".

Under the Sun-Times SRP, each Sun-Times shareholder holds a right, initially stapled to the Sun-Times A Shares and Sun-Times B Shares, that becomes exercisable only in certain circumstances.  If a person becomes the "Beneficial Owner" of a 20% voting interest, that person becomes an "Acquiring Person" and the rights cease to be stapled and become exercisable.  Every shareholder, other than the Acquiring Person and its "Affiliates" and "Associates", then becomes entitled to purchase, for each right, $50 worth of Sun-Times A Shares at 50% of the then prevailing market value.  The Acquiring Person's rights, together with those held by any Affiliate or Associate of the Acquiring Person, are voided so it cannot purchase discount stock with the result that it suffers significant dilution.

When the Sun-Times SRP was adopted, the Corporation, as the holder of more than a 20% voting interest, was excluded from the definition of "Acquiring Person" so that it would not immediately trigger the Sun-Times SRP and suffer dilution.  When Richter became the receiver for RCL and RMI, the Sun-Times SRP was amended to exclude Richter from the definition of "Acquiring Person" as well, subject to certain conditions.  See "General Development of the Corporation and Its Business".

Although it is currently exempt from the definition of an "Acquiring Person", the Corporation will become an "Acquiring Person" if:

(a)           the Corporation ceases to be a subsidiary of RCL;

(b)	Richter or the Corporation purchases or otherwise becomes the beneficial owner of any additional shares of Sun-Times; or

(c)           Richter ceases to be the receiver for RCL.

If, as a result of the sale by Richter, as receiver for RCL, of the Common Shares or the issuance of additional shares by the Corporation, RCL were to cease to own a majority of the voting power of the Corporation, the Corporation would become an Acquiring Person, thereby triggering the Sun-Times SRP and its dilutive effect.

Under the Sun-Times SRP, ownership of shares of the Corporation can constitute deemed beneficial ownership of Sun-Times shares and thereby trigger the Sun-Times SRP.  This occurs in circumstances in which the Corporation becomes an Affiliate or Associate of one of its shareholders.  Determining whether someone has become an Acquiring Person requires the aggregation of the holdings of that person with its Affiliates and Associates.  By virtue of the size of the Corporation's holdings in Sun-Times, if anyone became an Affiliate or Associate of the Corporation, that person would automatically become an Acquiring Person under the Sun-Times SRP.  However, the Sun-Times SRP has a proviso to the definition of "Beneficial Ownership" that effectively limits deemed beneficial ownership in the case of "non-controlled" Affiliates and Associates.

GENERAL DEVELOPMENT OF THE CORPORATION AND ITS BUSINESS

The Corporation is a holding company whose principal asset is its equity and voting interest in Sun-Times, a newspaper publisher formerly known as Hollinger International Inc., the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments.  The Corporation also owns a portfolio of commercial real estate in Canada, from which property sales have contributed to the Corporation's earnings and cash flow.  As of March 31, 2007, the Corporation had sold, or had entered into agreements to sell, properties comprising a significant portion of this commercial real estate portfolio.  As of March 31, 2007, the Corporation owned, directly or indirectly, 782,923 Sun-Times A Shares and 14,990,000 Sun-Times B Shares, being approximately 19.7% of the equity and 70.0% of the voting interest in Sun-Times.

All of the Corporation's Sun-Times A Shares are held in escrow in support of future retractions of its Series II Preference Shares.  All of the Corporation's Sun-Times B Shares are pledged as security in connection with the Secured Notes.

In its financial statements in respect of periods ending on or before September 30, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised "control" over Sun-Times, as that term is defined in the CICA Handbook.  The business and affairs of the Corporation, Sun-Times and their respective subsidiaries were predicated on the fact that, as the majority shareholder of Sun-Times, the Corporation controlled Sun-Times in that it managed, or supervised the management of, the business and affairs of Sun-Times.  However, during and following November 2003, certain events occurred that caused the Corporation to experience a Loss of Control over Sun-Times.

In October 1995, the Corporation transferred to Sun-Times (which was then called American Publishing Company) its ownership interest in certain assets, including its majority interest in the Telegraph Group.  In connection with and subsequent to that transaction, the Corporation increased its ownership in Sun-Times to an approximate 85% equity interest and an approximate 96% voting interest.

In 1997, the Corporation completed certain transactions that included the sale of virtually all of its operating newspaper assets to Sun-Times and other subsidiaries, the payment of a stock dividend of retractable shares and an issuer bid permitting shareholders to exchange their common shares for preferred shares.  Following these transactions, the Corporation became a "mutual fund corporation" for the purposes of the Tax Act.

As a result of changes in the Corporation's share structure during 1997 and 1998, a rights offering by the Corporation in 1999 and the cancellation of Common Shares in 2001 due to retractions, the ownership interest of RCL, a corporation controlled by Black, in the Corporation, increased from 37% as at January 1, 1997 to 78% by December 31, 2001.

Management fees that had historically been paid by Sun-Times and its subsidiaries to the Corporation were restructured in 1998 such that thereafter the bulk of the management fees from Sun-Times and its subsidiaries were paid to RCL.

In 2003, shareholders of Sun-Times publicly raised concerns regarding, among other things, the propriety of the management fees paid by Sun-Times to RCL and various non-competition payments made to Black, the Corporation and others by parties that had purchased assets from Sun-Times.  The Sun-Times Board established the Sun-Times Special Committee to investigate various related party transactions, including an investigation of Black and others concerning certain non-compete payments made to individual directors and officers of RCL and to the Corporation in connection with sales by Sun-Times of certain of its newspapers.

On March 10, 2003, the Corporation issued US$120 million aggregate principal amount of First Senior Secured Notes, which were secured by, among other things, a first priority lien on the Sun-Times B Shares owned, directly or indirectly, by the Corporation.  The net proceeds totalled approximately US$114 million, before expenses.  The Corporation used US$94.3 million of the net proceeds to repay indebtedness owed to a syndicate of banks and US$11.5 million of the net proceeds to advance a subordinated loan to RCL.  See "Legal Proceedings – Action by the Corporation Against Former Banking Syndicate Members".

On the same date, RMI entered into the Support Agreement under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into the Contribution Agreement.  Under the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over $4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The Support Agreement terminates upon the repayment in full of the Secured Notes.

RCL and RMI have defaulted on their obligations under the Support Agreement.  No payments have been made by RCL or RMI under the Support Agreement since August 2004.

In June 2003, the Sun-Times Board established the Sun-Times Special Committee to examine shareholders' allegations regarding related party transactions.  In early November 2003, the Sun-Times Special Committee reported the preliminary results of its investigation to the Sun-Times Board.  The Sun-Times Special Committee determined that approximately US$32.15 million in unauthorized payments had been made by Sun-Times to related parties who included Black, Radler, Atkinson and Boultbee.

On November 17, 2003, Black resigned as Sun-Times' Chief Executive Officer.  At the same time, Radler resigned as President and Chief Operating Officer and as a director of Sun-Times and Atkinson resigned as a director of Sun-Times.  In addition, Kipnis resigned as Sun-Times' Vice-President and Corporate Counsel and Boultbee was terminated from his position as Executive Vice-President of Sun-Times.  Black, Radler, Atkinson and Boultbee were all nominees of the Corporation at that time.

On the same date, Sun-Times announced the Restructuring Agreement pursuant to which it terminated each of the Services Agreements, effective June 1, 2004.  Subsequent to December 2003, Sun-Times ceased to make any payment to RMI under the Services Agreements.  This termination had an impact on RMI's ability to make its required payments to the Corporation under the Support Agreement.  Among other things, the failure of RMI to make the cash payments to the Corporation as required under the Support Agreement resulted in the Corporation being in default under the terms governing the Secured Notes.

During the first quarter of 2004, Sun-Times commenced the process of providing for its own corporate accounting and reporting functions, including computerized consolidation systems, making such systems distinct and separate from those of the Corporation, RMI and RCL.  This included hiring its own staff, leasing its own premises and making offers of employment to certain RMI employees.  Sun-Times also commenced the process of discontinuing its previous practice of storing detailed financial information on systems shared with the Corporation and ceased sharing any financial information with the Corporation.  During 2004, Sun-Times restricted direct access by the Corporation to the Corporation's systems, historical data and servers, a situation that was partially, but not satisfactorily, remedied in June 2005.

On January 16, 2004, the Sun-Times Consent Order was issued in connection with the Sun-Times 2004 SEC Action.  The Sun-Times Consent Order provided that, among other things, the Special Monitor would be appointed to oversee the activities of the Sun-Times Board in certain circumstances, including in the event that any of the Corporation's nominees was elected to the Sun-Times Board without its endorsement.  The Special Monitor's mandate would be to, among other things, protect the interests of the non-controlling shareholders of Sun-Times to the extent permitted by law.  See "Legal Proceedings – United States Securities and Exchange Commission v. Hollinger International Inc."

On or about January 16, 2004, Sun-Times filed a civil complaint in the United States District Court for the Northern District of Illinois asserting breach of fiduciary duty and other claims against the Corporation, RCL, RMI, Black, Radler and Boultbee, which complaint was amended on May 7, 2004, and again on October 29, 2004.  The second amended complaint, in which Amiel-Black, Colson and Richard N. Perle were also named as defendants, seeks to recover approximately US$542 million in damages, including prejudgment interest of approximately US$117 million, and punitive damages.  See "Legal Proceedings – Hollinger International Inc. v. Hollinger Inc. et al."

Black resigned as Chairman of the Sun-Times Board on January 17, 2004.

Under the Sun-Times SRP, on February 27, 2004, Sun-Times paid a dividend of one Sun-Times SRP Right for each Sun-Times A Share and Sun-Times B Share held of record at the close of business on February 5, 2004.  See "Corporate Structure – Sun-Times' Shareholders' Rights Plan".

On March 10, 2004, the Corporation filed a statement of defence and a counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Secured Notes, with the resulting loss of its majority voting control of Sun-Times.  See "Legal Proceedings – Hollinger International Inc. v. RCL, RMI and Hollinger Inc."

On March 23, 2004, in order to assist the Corporation in complying with the terms of the First Indenture and avoiding the potential acceleration of the First Senior Secured Notes upon the occurrence of an event of default under the First Indenture, Domgroup lent to RCL approximately $4.7 million, evidenced by a demand promissory note bearing interest at prime plus 4% per annum.  As security therefor, RCL entered into a general security agreement in favour of Domgroup.  All of the proceeds of the loan were immediately contributed by RCL to RMI as a capital contribution, and RMI immediately paid such proceeds to the Corporation as a contribution to the capital of the Corporation pursuant to the terms of the Support Agreement.  On June 29, 2004 and August 27, 2004, similar loans were made by Domgroup to RCL in the principal amount of approximately $4.8 million and $5.2 million, respectively, for the same reason and used by RCL and RMI in the manner set forth above.  The principal amount of those loans and accrued interest thereon remain outstanding.  See "Interest of Management and Others in Material Transactions".

On March 24, 2004, Colson resigned as deputy chairman and chief executive officer of the Telegraph Group and as chief operating officer of Sun-Times, leaving no associates of Black remaining in the management of Sun-Times.

As a result of events related to the Loss of Control of Sun-Times, the Corporation was unable to file, among other things, financial statements and MD&A in compliance with its reporting obligations following the filing of its interim financial statements for the nine months ended September 30, 2003 until March 7, 2007.

On June 11, 2004, using net proceeds from an offering of subscription receipts, the Corporation redeemed US$42 million aggregate principal amount of the First Senior Secured Notes and redeemed all of the Corporation's previously outstanding Series III Preference Shares.

A loan in the principal amount of $1.1 million was made to RCL by Domgroup on June 30, 2004.  This loan was made without board approval.  The loan, together with interest at the prime rate plus 8% per annum, was repaid in full by RCL on September 29, 2004.

On July 1, 2004, the Corporation filed a complaint in the Delaware Chancery Court seeking to have the court require that Sun-Times submit the sale of its U.K. assets (principally the Telegraph Group) to ratification by its shareholders.  On July 29, 2004, the Delaware Chancery Court denied the Corporation's complaint.  Sun-Times completed the sale of the Telegraph Group on July 30, 2004.

On August 27, 2004, the Corporation completed the sale of a property at 1050 The Queensway, Toronto, Ontario.  The sale price was $3.6 million, of which $2.7 million was satisfied by a vendor take-back mortgage due on August 26, 2007.  Interest on the mortgage is calculated quarterly at the Bank of Nova Scotia prime rate, as set from time to time, and is payable in full on August 26, 2007.

On September 3, 2004, Justice Campbell of the Ontario Court ordered that an inspector conduct an investigation of the Corporation.  On October 27, 2004, the Inspector was appointed pursuant to section 229(1) of the CBCA at the request of Catalyst.  In making the appointment, Justice Campbell noted that the efforts of the Corporation had been neither sufficient nor timely in addressing the legitimate concerns raised by the public shareholders of the Corporation regarding related party transactions involving the Corporation, which at that time remained under the indirect control and direction of Black.  The Inspector's mandate was to investigate and report to the Ontario Court upon the facts in relation to any "related party transaction" (as defined in the Ontario Court order granting the Inspection) between the Corporation (including any of its subsidiaries, other than Sun-Times or its subsidiaries), and a "related party" for the period from January 1, 1997 to the date of the order (October 14, 2004).

On November 2, 2004, Black resigned as a director and officer of the Corporation.

In connection with an application commenced by Catalyst, on November 18, 2004, Justice Campbell ordered the removal of three directors, being Amiel-Black, Boultbee and Radler.  Justice Campbell also ruled that there was no need at the time for any additional directors to be appointed.  As a result, the Board of Directors was subsequently comprised of the following six persons:  Metcalfe, Walker, Wakefield, Carroll, Vale and White.

On September 30, 2004, the Corporation received consents from holders of a majority in aggregate principal amount of the outstanding First Senior Secured Notes approving a number of amendments to the First Indenture and the related security agreement.  The amendments included a provision permitting the Corporation to incur indebtedness in an aggregate amount outstanding not to exceed US$15 million (and to grant a second priority security interest in the collateral supporting the First Senior Secured Notes in connection therewith) through the issuance of notes substantially similar to the First Senior Secured Notes pursuant to an indenture substantially similar to the First Indenture.  The amendments further permitted the Corporation to direct the trustee of the First Senior Secured Notes to apply up to approximately US$10.5 million, held at that time as cash collateral under the First Indenture, to satisfy future interest payment obligations on the outstanding First Senior Secured Notes.

On September 30, 2004, the Corporation also obtained a waiver from holders of a majority in aggregate principal amount of the outstanding First Senior Secured Notes in respect of any and all defaults or events of default under, and non-compliance with, certain covenants of the First Indenture.  On such date, the Corporation entered into the Second Indenture and completed the closing of a private placement of US$15 million in aggregate principal amount of Second Senior Secured Notes at 100% of the face amount.  The Second Senior Secured Notes are guaranteed by RMI and certain wholly-owned subsidiaries of the Corporation.

Under the terms of the Indentures, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC under the United States Securities Act of 1933, as amended, within a certain period of time.  The registration of the securities has not been and is not being sought by the Corporation.  As a result of this default, the annual interest rate on the Secured Notes increased by 0.5% to 12⅜% from November 4, 2003.  The annual interest rate increased by an additional 0.5% to 12⅞% from February 2, 2004, resulting in the maximum additional interest rate of 1.0% per year over the 11⅞% interest rate on the Secured Notes, which higher rate will remain in effect until such time as the registration default is cured, whereupon the interest rate would revert to the original level.

As a result of the Corporation's inability to file its financial statements as at and for the year ended December 31, 2003 with Canadian securities regulatory authorities, and its inability to file its 2003 Form 20-F with the SEC within the required time period, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such documents as required under the Indentures.  This non-compliance led to a default under the Indentures.  However on September 30, 2004, the Corporation sought and obtained a waiver with respect to this event of default.  At such time, the Corporation also sought and obtained consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish relevant parties with periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.  A consent fee equal to 3.5% of the US$78 million of the First Senior Secured Notes outstanding at that time or $3.5 million (US$2.7 million) was paid.  As a result of the Corporation's inability to file its financial statements by such date, the Corporation was required to pay a penalty in an amount equal to 0.50% of the principal amount of the Secured Notes outstanding as of December 31, 2005 to the trustees under the Indentures.

As a result of the commencement of insolvency proceedings by RMI, a guarantor of the Secured Notes, another event of default occurred under the terms of the Indentures.  As a result, the relevant trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of the Secured Notes have the right to accelerate the maturity of the Secured Notes.  Until such event of default is remedied or a waiver is provided by holders of the Secured Notes, the terms of each Indenture also prevent the Corporation from honouring retractions of its Common Shares and Series II Preference Shares submitted after April 19, 2005.  As of March 31, 2007, there were retraction notices, net of subsequent withdrawals and cancellations, from holders of 153,738 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which are unable to be completed at the present time.

On January 27, 2005, the Sun-Times Special Committee reaffirmed the Sun-Times SRP and it remains in effect.  Unless earlier redeemed, the Sun-Times SRP will expire on January 25, 2014.

On March 29, 2005, the Corporation and Domgroup issued a statement of claim in the Ontario Court against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Atkinson for, among other things, monetary damages in the amount of $550 million.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the process adopted by the Sun-Times Board in November 2003 involving the consideration and assessment of a range of strategic transactions.  The claim alleges diversion of corporate opportunities, breach of fiduciary duties and oppression.  See "Legal Proceedings – Action by the Corporation Against RCL, RMI, Moffat Management Inc. et al."

On April 13, 2005 the Corporation took steps to seize shares held by RCL in the Corporation, Argus and other RCL-related companies.  These shares are part of the collateral for debt in the amount of approximately $15 million owing by RCL to the Corporation, which debt was, and continues to be, in default.  The collateral represents part of the direct and indirect control position held by RCL in the Corporation.

This action was stayed as a result of the Receivership and CCAA Orders issued by the Ontario Court on April 20, 2005.  At that time, Richter was appointed as receiver and manager of all of the assets of RCL and RMI, except for certain shares of Sun-Times owned directly or indirectly by RCL that were excluded.  The Receivership and CCAA Orders also provided, among other things, that until May 20, 2005 or such later date as the Ontario Court may order, no proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then underway (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On June 7, 2007, the stay of proceedings was extended to November 2, 2007.

As a result of the Receivership and CCAA Orders, on May 10, 2005, the corporate review committee of the Sun-Times Board amended the Sun-Times SRP to include Richter, as receiver for RCL, as an "exempt stockholder" for purposes of the Sun-Times SRP.  The effect was to allow Richter to take control of the Sun-Times shares that had been excluded under the Receivership and CCAA Orders.  The agreement further provided that Sun-Times would not object to the sale by Richter of a number of Common Shares in order to pay for the costs of the receivership.  On May 18, 2005, the Ontario Court approved this agreement between Sun-Times and Richter.  On the same date, the Receivership and CCAA Orders were extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares.  On June 12, 2006, the Ontario Court appointed Richter as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly-owned subsidiary of RCL.

On June 8, 2005, Justice Campbell of the Ontario Court ordered that White be removed as a director and officer of the Corporation effective immediately and that the Corporation was not required to indemnify White for his legal expenses with respect to the removal motion.  The removal had been requested by the Interim Directors.  See "Legal Proceedings – Application for Removal of Board Members".

On June 29, 2005, Vale retired as a director of the Corporation.  From November 24, 2004 until May 16, 2005, Vale had the title of President of the Corporation.

On July 8, 2005, Justice Campbell approved the Hollinger Consent Order reconstituting the Board of Directors.  The Hollinger Consent Order confirmed an agreement between the Corporation and its then remaining four Interim Directors (Carroll, Metcalfe, Wakefield and Walker), among others, pursuant to which five new independent directors would be appointed, provided that each such proposed director accepted his appointment, and two of the then four Interim Directors would resign as directors, as determined by the then four Interim Directors.  Carroll and Walker opted to resign from the Board at that time.

In October 2005, the Corporation sought to vary the Hollinger Consent Order due to concerns about both the levels of compensation provided to the Interim Directors and the governance process used to approve such compensation.

The Inspector delivered ten reports to Justice Campbell and the Corporation, with the final report delivered on November 14, 2005.  Through March 31, 2006, the cost to the Corporation of the Inspection (including the costs associated with the Inspector and its legal counsel, as well as the Corporation's legal counsel) was in excess of $20.9 million.  Additional costs to March 31, 2007 total $60,000.  See "Legal Proceedings – Inspection Order".

At the Sun-Times shareholders' meeting held on January 24, 2006, the Corporation nominated two representatives, Beck and Benson, who were elected to the Sun-Times Board of nine directors.  The Corporation's representatives were not endorsed by the Sun-Times Board and, as a result, in accordance with the Sun-Times Consent Order, the Special Monitor was appointed in January 2006.  Beck and Benson were not appointed to any committees of the Sun-Times Board.

On March 31, 2006, the Corporation submitted a request to the Canada Revenue Agency to approve the change of its financial year-end from December 31 to March 31, which approval was subsequently granted.  On April 18, 2006, the Corporation filed a notice dated March 31, 2006 on SEDAR, pursuant to section 4.8 of National Instrument 51-102 – Continuous Disclosure Obligations, announcing its decision to make this change to the Corporation's financial year-end.  The Corporation filed an amended and restated notice on February 7, 2007.

As set out in the notice, the Corporation sought to change its financial year-end as it proposed to cease reporting its financial results on a consolidated basis with Sun-Times and instead present its investment in Sun-Times on a fair value basis.  As a result of this change, it would no longer be necessary for the Corporation to have the same year-end as Sun-Times.

On April 17, 2006, Wright resigned from the Board of Directors and Beck was named Chairman of the Corporation.

At the Sun-Times shareholders' meeting held on June 13, 2006, Beck and Benson were re-elected as directors of Sun-Times.  The Special Monitor remained in place.  On July 13, 2006, Beck and Benson resigned from the Sun-Times Board.  The Corporation currently has no nominees serving as directors on the Sun-Times Board.

By order made August 14, 2006, the Ontario Court extended the time for calling an Annual Meeting of Shareholders of the Corporation to December 31, 2006.  On December 14, 2006, the Ontario Court extended the deadline for calling an Annual Meeting of Shareholders to January 31, 2007.

In October 2006, Domgroup completed the sale of the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million.  Domgroup received cash proceeds of approximately $9.8 million as well as a vendor take-back mortgage in the principal amount of $9.8 million.  The mortgage is interest-free from October 31, 2006 until October 31, 2008, bearing interest at a rate of 4.95% per annum thereafter.  The principal amount of the mortgage is due on October 31, 2009.  On June 7, 2007, Domgroup sold the vendor take-back mortgage for proceeds of $8.3 million.

The Corporation did not receive the minimum aggregate cash payments from RMI, Sun-Times and its subsidiaries as required under the terms of the Indentures in the financial years ended March 31, 2006 or March 31, 2007.  As a result, in addition to the continuing defaults and events of default referred to above, another event of default under the Secured Notes has occurred.

On each of September 1, 2006 and March 1, 2007, the Corporation paid US$6.0 million to holders of Secured Notes in respect of its semi-annual interest payment obligations.  While there are certain continuing defaults under the Secured Notes, there are no payment defaults.

On January 16, 2007, the Corporation announced that Benson would be stepping down as Chief Restructuring Officer of the Corporation, a position that he held since July 19, 2005.  The Corporation also announced that, following a transition period, Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  In accordance with the terms of the Advisory Agreement MOA, Benson ceased to serve as the Chief Restructuring Officer of the Corporation on March 7, 2007 and the Advisory Agreement terminated on that date.  Pursuant to the Advisory Agreement MOA, the Corporation paid to Benson Consulting $1.0 million in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement.

On January 22, 2007, the Corporation and Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  See "Legal Proceedings – RCL Receivership and CCAA Proceedings".

On January 31, 2007, Domgroup completed the sale of the real property located at 280 Hurontario Street, Collingwood, Ontario for $2.81 million.

On February 14, 2007, the Corporation filed a Schedule 13D with the SEC in respect of its shareholdings in Sun-Times.  The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the [Sun-Times Board] (other than with respect to the Special Committee of the [Sun-Times Board]), including nominating one or more members to the [Sun-Times Board] and voting all of [its Sun-Times A Shares and Sun-Times B Shares] in favour of such nominee or nominees.  As of the date hereof, none of the current members of the [Sun-Times Board] was nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to [its] investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of [the Corporation] (which alternatives may include proposing changes to the [Sun-Times Board] (other than with respect to the Special Committee of the [Sun-Times Board]) and seeking representation on the [Sun-Times Board]).  [The Corporation has] in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times]'s business and operations, [Sun-Times]'s strategic plan and other matters.

On February 26, 2007, the Corporation announced it had entered into an agreement to settle all of its disputes with the Interim Directors.  Under the terms of the settlement, certain trusts established in 2004 and 2005 were collapsed and an aggregate of $1.25 million was paid to the Interim Directors in full satisfaction of all of their claims against the Corporation.  See "Legal Proceedings – Action Against Former Interim Directors".

On March 7, 2007, the Corporation remediated its continuous disclosure record by filing, among other things, audited financial statements and related MD&A for the financial years ended December 31, 2003, December 31, 2004, December 31, 2005 and March 31, 2006, unaudited interim financial statements and related MD&A for the interim periods ended June 30, 2006, September 30, 2006 and December 31, 2006 and its annual information form for the financial years ended December 31, 2005 and March 31, 2006.  These filings were made pursuant to an exemptive relief order granted on December 7, 2006 by the OSC and other Canadian securities regulators.

On April 10, 2007, the MCTO was revoked by the OSC.  The MCTO had been issued by the OSC on June 1, 2004 as a result of the inability of the Corporation to file financial statements on a timely basis as required under Ontario securities laws.  The MCTO prohibited certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions.  The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006.  The April 28, 2006 variation added the then current directors and officers of the Corporation to the list of persons subject to the MCTO.  Management cease trade orders issued in 2004 against certain then insiders of the Corporation by securities regulatory authorities in Alberta and British Columbia were also revoked subsequent to the revocation of the MCTO.

On May 8, 2007, TSI completed the sale of the property at 10 Toronto Street, the Corporation's Toronto corporate office, to Morgan Meighen & Associates for a cash purchase price of $14 million.  A payment of $1.0 million was made to the Richter out of the proceeds, pursuant to an agreement between TSI and Richter.  See "Interest of Management and Others in Material Transactions".

On May 30, 2007, the Corporation sold of all of the shares of its Costa Rican subsidiary, ELR, which controls La Republica, a newspaper published in Costa Rica, for US$2 million in cash.

On June 11, 2007, the Corporation filed Amendment No. 1 to the Schedule 13D with the SEC in respect of its shareholdings in Sun-Times.  The amendment states, in part:

[The Corporation] has submitted to [Sun-Times] a letter, dated June 11, 2007 (the "Letter"), indicating, among other things, that [the Corporation] will nominate two members to the [Sun-Times Board] and furnish to [Sun-Times] the names of its nominees shortly.  As of the date hereof, none of the current members of the [Sun-Times Board] were nominated by [the Corporation or its subsidiaries].

On June 20, 2007, the Corporation, VC&Co. and Voorheis entered into the Voorheis Consulting Services Agreement pursuant to which Voorheis was appointed to act as the Chief Executive Officer of the Corporation, effective April 16, 2007.  The Voorheis Consulting Services Agreement replaced and superseded the Voorheis Engagement Agreement.

Currently, the Corporation's principal assets are its equity and voting ownership interests in Sun-Times, its litigation claims and cash on hand.  The Corporation also owns, through its wholly-owned subsidiary, Holcay Holdings Ltd, an approximate 40% interest in Cayman Free Press Ltd. and, through Domgroup, real property located in:  Woodstock, Ontario; Taber, Alberta; Port Alberni, British Columbia; and Hamilton, Ontario.

DESCRIPTION OF THE BUSINESS

Business Overview

As of March 31, 2007, the Corporation's principal asset is its interest in Sun-Times, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area.  The Corporation holds, directly and indirectly, an approximate 70.0% voting and 19.7% equity interest in Sun-Times.  The Corporation also owns a portfolio of commercial real estate in Canada, from which property sales have contributed to the Corporation's earnings.  As of March 31, 2007, the Corporation had sold, or entered into agreements to sell, properties comprising a significant portion of this commercial real estate portfolio.

Business Strategy

The Corporation is faced with a unique set of challenges in the short and medium term.  These challenges include the recent decline in the price of the Sun-Times A Shares, complex litigation matters, defaults under Secured Notes and Canadian and U.S. regulatory compliance issues.  The Corporation's revenue, performance and valuation is largely dependent upon the financial performance and valuation of its underlying assets, principally Sun-Times.  See "Risk Factors − Risks Related to Sun-Times' Business and the Industry".  The Board is reviewing strategies intended to maximize shareholder value and recovery in the context of these circumstances, including appropriate strategies to manage and simplify the myriad litigation, securities and regulatory issues facing the Corporation.

Sun-Times

Sun-Times completed the sale of The Telegraph Group for approximately US$1.21 billion and the Palestine Post Limited (publisher of The Jerusalem Post and related publications) for approximately US$13.2 million in 2004.  On December 30, 2005, Sun-Times completed the sale of its 70% interest in Great West Newspaper Group Ltd. and its 50% interest in Fundata Canada Inc. for approximately US$40.5 million.

On February 6, 2006, Sun-Times completed the sale of substantially all of its remaining Canadian operating assets consisting of, among other things, approximately 87% of the outstanding units of Hollinger Canadian Newspapers, Limited Partnership and all of the shares of Hollinger Canadian Newspapers GP Inc., Eco Log Environmental Risk Information Services Ltd. and KCN Capital News Corporation, for an aggregate sale price of US$106 million, of which approximately US$17.5 million was placed in escrow (US$18.4 million including interest and currency translation adjustments as of September 30, 2006).

Following the disposition of non-U.S. newspaper operations, the Sun-Times News Group provides all of Sun-Times' operating revenue.  The Sun-Times News Group consists of more than 100 newspapers and associated websites and news products in the greater Chicago metropolitan area.  The Sun-Times News Group's primary newspaper is the Chicago Sun-Times.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that the Sun-Times Board had suspended Sun-Times' quarterly dividend of five cents (US$0.05) per share.  Sun-Times has not subsequently declared or paid any dividends.  See "Risk Factors – Risks Related to the Corporation's Cash Flows and Capital Structure".

On March 1, 2007, Sun-Times announced that the grant dates on some of its stock option awards between 1999 and 2002 were backdated and that its prior year financial statements would be restated as a result.  Sun-Times also announced that its financial statements in respect of reporting periods from January 1, 1999 to September 30, 2006, and all related financial information issued by Sun-Times in respect of such periods, should no longer be relied upon.

On May 8, 2007, Sun-Times issued a press release titled "Sun-Media Group Announces 2007 First Quarter Results".  The release reports a net loss of US$4.8 million versus a restated net loss of US$7.8 million in the first quarter of 2006.  On May 16, 2007, Sun-Times issued a press release entitled "Sun-Media Group Unveils Business Strategy in Webcast".  The release states that "[w]hile 2007 is expected to be a difficult year for [Sun-Times] and the newspaper industry, management… expects that new initiatives [will] begin to stem circulation and revenue declines later this year".

Domgroup

Domgroup, a wholly-owned subsidiary of the Corporation, holds a small portfolio of commercial real estate in Canada, principally related to the Corporation's prior ownership of Dominion Stores Limited.  The portfolio is located in Ontario, Alberta and British Columbia.  Domgroup derives rental income from leases or sub-leases of its properties and receives proceeds from sales of properties when opportunities are favourable.  Since March 31, 2006, Domgroup has sold three commercial properties.  Domgroup currently owns four commercial properties, each of which has been listed for sale.

On June 7, 2007, Domgroup sold for $8.3 million the vendor take-back mortgage in respect of property sold by Domgroup to Duflaw Realty Ltd. in October 2006.

Editorial La Razon

As at March 31, 2007, the Corporation owned a 99.9% interest in ELR, a Costa Rican company, which owns and publishes the La Republica newspaper in San Jose, Costa Rica.  La Republica is a small circulation daily newspaper focused on the broader business community in Costa Rica.  Its principal revenue sources are advertising (representing over 80% of its aggregate revenues), circulation and commercial printing.  As at March 31, 2007, the assets of ELR represented less than 2% of the consolidated assets of the Corporation.

On May 30, 2007, the Corporation completed the sale of all of the shares of ELR to SRB CR Limitada, a Costa Rican corporation, for US$2 million in cash.

RISK FACTORS

Litigation and Related Risks

The Corporation is party to significant litigation proceedings, both as plaintiff and as defendant.  Any such litigation, if decided against the Corporation or settled, could require the Corporation to pay substantial judgments, settlements, fines or other penalties.

The Corporation is currently, and may in the future be, subject to litigation and other proceedings arising in relation to various matters, including the alleged activities of certain individuals associated with the former controlling shareholder of the Corporation.  Such litigation includes (i) the civil complaint filed by Sun-Times in January 2004 in the United States District Court for the Northern District of Illinois asserting breach of fiduciary duty and unauthorized "non-competition" payments, (ii) the class action suits initiated in February and March of 2004 in the United States District Court for the Northern District of Illinois asserting claims under securities laws, fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty, (iii) the class action law suits initiated in Saskatchewan and Ontario in September 2004 and in Québec in February 2005 alleging deceit, breach of fiduciary duty, unjust enrichment, misrepresentation, negligence and breaches of obligations under the CBCA, and (iv) the administrative proceeding commenced by the OSC on March 18, 2005. See "Legal Proceedings".  Such litigation currently consumes a significant amount of the time and resources of the Corporation and its management.

Further, the Corporation may not have sufficient cash resources to commence and/or prosecute some or all of the legal claims that the Corporation may have against third parties.

The adverse resolution of any specific lawsuit could have a material adverse effect on the Corporation's ability to favourably resolve other lawsuits and on the Corporation's financial condition and liquidity.  Management is unable at this time to estimate what the Corporation's ultimate liability in these matters may be, and it is possible that the Corporation will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on the Corporation's business, financial condition and liquidity, and such effects could be significant.  Although the Corporation maintains certain insurance coverage, a substantial amount of any such payments may not be covered by insurance.  Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect the Corporation's cash position.

Risks Related to the Corporation's Cash Flows and Capital Structure

The Corporation is in default under the Indentures governing the Secured Notes and the Noteholders may attempt to enforce their security at any time.

Defaults have occurred and are continuing under the Indentures governing the Secured Notes.  Despite such defaults, the Corporation has continued to satisfy its interest payment obligations on the Secured Notes through March 1, 2007.  Holders of the Secured Notes are in a position to accelerate the maturity of the Notes at any time should they collectively choose to do so.  The Corporation would be unable to satisfy its repayment obligations following such an acceleration, which may lead to an enforcement action by the trustee under the Indentures with respect to its security interest in the Corporation's 14,990,000 Sun-Times B Shares and the Corporation may be deprived of its ownership interest in Sun-Times B Shares.  See "General Development of the Corporation and Its Business".

Certain events beyond the control of the Corporation may cause the Corporation to become an Acquiring Person under Sun-Times' Shareholder Rights Plan, causing the Corporation to suffer significant dilution of its ownership position in Sun-Times.

The Corporation's significant ownership interest in Sun-Times is its principal asset.  However, the Corporation's ownership interest in Sun-Times A Shares and Sun-Times B Shares would be significantly diluted in the event that an event occurred that caused the Corporation to be deemed an "Acquiring Person" under the Sun-Times SRP.  Although it is currently exempt from the definition of "Acquiring Person" under the Sun-Times SRP, the Corporation will become an "Acquiring Person" in certain circumstances, including the following circumstances which the Corporation may not be in a position to control:  (a) if the Corporation ceases to be a subsidiary of RCL; (b) if Richter purchases or otherwise becomes the beneficial owner of any additional shares of Sun-Times; or (c) if Richter ceases to be the receiver for RCL.  See "Corporate Structure – Sun-Times' Shareholder Rights Plan".

The Corporation has very limited sources of fundsand in the absence of establishing additional sources of funds will eventually have insufficient funds to satisfy its obligations.

The Corporation's only source of funds has been the discretionary dividends it historically received from Sun-Times and the proceeds the Corporation receives from the sale of real property from its real estate portfolio.  Funds from these sources will not be sufficient to indefinitely permit the Corporation to satisfy its obligations as they become due.  In the event that the Corporation is unable to develop new sources of funds, or raise funds through financing or capital markets transactions, the Corporation is at risk of eventually being unable to satisfy its obligations as they become due.  Sun-Times' ability to pay dividends on its common shares may be limited as a result of its dependence upon the distribution of earnings of its subsidiaries and affiliated companies.  Neither Sun-Times nor its subsidiaries and affiliated companies are under any obligation to pay dividends.  Sun-Times reduced its regular quarterly dividend from US$0.11 per share to US$0.05 per share in September 2002.  On October 19, 2006, Sun-Times announced it was considering a review of its dividend policy as part of an initiative pursuant to which the Sun-Times Board and Sun-Times' management would consider a range of options to address a significant shortfall in performance and cash flow.  On December 13, 2006, Sun-Times announced that it was suspending the payment of quarterly dividends.  Sun-Times has not subsequently declared or paid any dividends.

All of the shares of the Corporation are exchangeable, redeemable or retractable.  If holders of the Corporation's shares elect to exchange, redeem or retract those shares, as the case may be, this would have a material impact on the financial condition of the Corporation and the Corporation is not currently able to satisfy such exchanges, redemptions or retractions.

As a result of steps taken during 1997 and 1998 to qualify the Corporation as a "mutual fund corporation" for purposes of the Tax Act, all of the issued shares of the Corporation are exchangeable, redeemable or retractable for Sun-Times A Shares (or equivalent value if the Corporation exercises its option to redeem for cash).  In the event that holders of the Corporation's shares elect to exchange, redeem or retract their shares for Sun-Times A Shares, this may have a material impact on the financial condition of the Corporation.

The Corporation pledged all of its Sun-Times B Shares as security for its obligations under the Secured Notes.  The Corporation is currently in default under the terms of the Indentures governing the Secured Notes and, until such defaults are remedied or waived, is prevented from honouring retractions of the Common Shares and the Series II Preference Shares.  As of March 31, 2007, there were retraction notices, net of subsequent withdrawals and cancellations, from holders of 153,738 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which the Corporation is unable to complete at the present time.  Shareholders who have delivered retraction notices are not creditors of the Corporation but will remain shareholders until such time as the Corporation is able to complete the retractions.  See "Corporate Structure – Secured Notes".

RMI's failure to provide financial support to the Corporation has caused it to breach certain of its obligations and there is no expectation that RMI will provide financial support to the Corporation in the future.

In the past, the Corporation has borrowed or otherwise received funds from RCL, its controlling stockholder, to partially fund operating costs, including interest and Preference Share dividend obligations.  When RMI, which is a subsidiary of RCL, failed to provide the Corporation with the financial support contemplated in the Support Agreement, the Corporation breached a number of covenants in the Indentures governing the Secured Notes, causing an event of default.  Each of RCL and RMI is currently in receivership and is the subject of numerous litigation claims (including litigation initiated by the Corporation), and there is no expectation that RMI will comply with the terms of the Support Agreement in the future or that RMI or RCL will otherwise provide the Corporation with any financial support.  See "General Development of the Corporation and Its Business".

If the Sun-Times B Shares are subject to any foreclosure, realization or other similar action, such shares may be automatically converted into Sun-Times A Shares and, as a result, lose their multiple voting rights.

Under Sun-Times' certificate of incorporation, each Sun-Times B Share is entitled to certain multiple voting rights.  However, in the event that the Sun-Times B Shares pledged as collateral security for indebtedness become subject to any foreclosure, realization or other similar action by a third party pledgee, unless such shares are transferred to a third party purchaser who purchases or obtains the Sun-Times B Shares in a "Permitted Transaction", they will be automatically converted into fully paid and non-assessable Sun-Times A Shares on a share-for-share basis.  A Permitted Transaction, as defined in Sun-Times' certificate of incorporation, is a transaction with respect to the Sun-Times B Shares between a third party and the Corporation, its subsidiaries or affiliates, in which, or as part of which, the third party makes a bona fide tender offer, in compliance with the applicable securities and other laws, to purchase all of the outstanding Sun-Times A Shares from the holders for an amount in cash or other consideration equal to the amount per share to be received by the record holder of Sun-Times B Shares, and such tender offer is successfully consummated.  Accordingly, it is unlikely that upon a foreclosure or realization on the pledged Sun-Times B Shares by the holders of the Secured Notes the acquiror would be able to exercise the same degree of control over Sun-Times that the Corporation currently does.

Any decrease in the value of Sun-Times will negatively impact upon the Corporation due to the Corporation's investment in Sun-Times representing a high percentage of the Corporation's assets.

The Corporation's investment in Sun-Times reflects a significant percentage of the total value of the Corporation's assets.  Accordingly, the value of the Corporation's assets is highly dependent upon the value of its investment in the shares of Sun-Times.  Any adverse development in the business, operations, financial condition or prospects of Sun-Times can be expected to have a direct and immediate negative impact on the Corporation.

Risks Related to Control by a Single Shareholder

RCL is the Corporation's controlling shareholder and there may be a conflict between its interests and the interests of other shareholders or holders of Secured Notes.

RCL currently controls a majority of the voting power of the Corporation.  Other shareholders will be unable to affect the outcome of shareholder voting as long as RCL retains its controlling interest.

RCL is currently in receivership pursuant to the Receivership and CCAA Orders.  Richter has been appointed by the Ontario Court to be receiver and manager of RCL, RMI and other related subsidiaries, thereby controlling approximately 78.3% of the outstanding Common Shares and approximately 3.9% of the Series II Preference Shares of the Corporation.  As a result of this controlling interest, Richter may be able to determine the outcome of all matters that require shareholder approval, including the election of directors, amendment of the Corporation's articles and approval of significant corporate transactions.  See "General Development of the Corporation and Its Business".

Conrad Black Capital Corporation and PGWML filed a motion seeking advice and direction of the Ontario Court concerning RCL's participation in the U.S. criminal proceeding against RCL, Black and others.  In their motion, the moving parties allege that RCL and the Corporation are unnecessarily spending money and ask the Ontario Court to direct Richter to maintain RCL's assets and to exercise its control over the Corporation to cause the Corporation to maintain its assets.  The moving parties also state that Black and his group will seek control of the Board at a later date after the end of the U.S. criminal proceeding.

Risks Related to Sun-Times' Business and the Industry

The following disclosure relating to Sun-Times and its subsidiaries is based in its entirety on publicly available documents filed by Sun-Times with securities regulatory authorities and other public sources.  Unless otherwise stated, such information is accurate as of December 31, 2006.  None of the following disclosure relating to Sun-Times has been independently verified by the Corporation.  The Corporation has no nominees on the Sun-Times Board.

The results of ongoing SEC investigations may have a material adverse effect on Sun-Times' business and results of operations.

Sun-Times has received various subpoenas and requests from the SEC and other government agencies in the United States and Canada seeking the production of documentation in connection with various investigations into Sun-Times' governance, management and operations.  Sun-Times is co-operating fully with these investigations and is complying with these requests.  On January 16, 2004, Sun-Times consented to the entry of a partial judgment and order of permanent injunction against it pursuant to the Sun-Times 2004 SEC Action.  The Sun-Times Consent Order, among other things, enjoins Sun-Times from violating certain provisions of the U.S. Securities Exchange Act of 1934, including the requirements to file accurate annual reports on Form 10-K and quarterly reports on Form 10-Q and keep accurate books and records.  As part of the Sun-Times Consent Order, Sun-Times agreed that the SEC has the right to amend its complaint in the Sun-Times 2004 SEC Action to assert that the conduct alleged in such action also violated other federal securities laws, including the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, and to add allegations of other conduct the SEC believes to have violated federal securities laws.  Sun-Times cannot predict when these government investigations will be completed, nor can Sun-Times predict what the outcome of these investigations may be.  It is possible that Sun-Times will be required to pay material amounts in disgorgement, interest and/or fines, or that it will consent to or be subject to additional court orders or injunctions, or suffer other sanctions, each of which could have a material adverse effect on Sun-Times' business and results of operations.

Pending litigation could have a material adverse effect on Sun-Times.

Sun-Times is currently involved, either as plaintiff or as defendant, in several lawsuits, including: purported class actions brought by stockholders against it, certain former executive officers and certain of its former directors, the Corporation, RCL and other affiliated entities, and several suits and counterclaims brought by Black and/or the Corporation.  In addition, Black has commenced libel actions against certain of Sun-Times' current and former directors, officers and advisors to whom Sun-Times has indemnification obligations.

On March 16, 2007, Sun-Times entered into settlement agreements with former President and Chief Operating Officer Radler and his wholly-owned company, North American Newspapers Ltd. (formerly known as FD Radler Ltd.), and the publishing companies Horizon Publishing Company and Bradford Publishing Company.  Under the settlements, Sun-Times has received $63.4 million in cash (i) to settle Sun-Times' claims against Radler, Horizon Publishing Company, and Bradford Publishing Company; (ii) to settle potential additional claims against Radler related to Sun-Times Special Committee's recent findings regarding backdated stock options; and (iii) to satisfy Horizon Publishing Company's and Bradford Publishing Company's debts to Sun-Times.  On April 16, 2007, Sun-Times moved to dismiss the claims in Sun-Times Special Committee's action against Radler.

Several of these actions remain in preliminary stages and it is not yet possible to determine their ultimate outcome.  There can be no assurance that the legal and other costs associated with the defense of all of these actions, the amount of time required to be spent by Sun-Times' management and the Sun-Times Board in these matters and the ultimate outcome of these actions will not have a material adverse effect on Sun-Times' business, financial condition or results of operations.

Sun-Times senior management team is required to devote significant attention to matters arising from the actions of prior management.

The efforts of the current Sun-Times senior management team and the Sun-Times Board to manage Sun-Times' business have been hindered at times by their need to spend significant time and effort to resolve issues inherited from and arising from the conduct of the prior Sun-Times senior management team and the direct and indirect controlling shareholders.  To the extent the Sun-Times senior management team and the Sun-Times Board will be required to devote significant attention to these matters in the future, this may have, at least in the near term, an adverse effect on operations.

Sun-Times' revenues are seasonal and dependent upon general economic conditions in its newspapers' target markets.

Advertising and circulation are Sun-Times' two primary sources of revenue.  Historically, increases in advertising revenues have corresponded with economic recoveries while decreases have corresponded with general economic downturns and regional and local economic recessions.  Advertising revenue is also dependent upon the condition of specific industries that contribute significantly to Sun-Times' revenue, such as the automobile industry, whose recent downturn has negatively impacted advertising revenue.  If general economic conditions or economic conditions in these industries deteriorate significantly, it could have a material adverse effect on Sun-Times' revenue and results of operations.

Sun-Times' advertising revenue also experiences seasonality, with the first quarter typically being the lowest.  However, due to the decreasing revenue trend in 2006, advertising revenue for the third quarter of 2006 was slightly lower than the advertising revenue for the first quarter of 2006.  In 2006, based on information accumulated by a third party from data submitted by Chicago area newspaper organizations, print advertising in the greater Chicago market declined approximately 5%, while the Sun-Times print advertising revenue declined approximately 10% for the comparable period.  Sun-Times' dependency on advertising sales, which generally have a short lead-time, means that Sun-Times has only a limited ability to accurately predict future revenue and operating results.

Sun-Times' advertising revenue decreased by US$8.9 million, or 11%, for the three months ended March 31, 2007, compared to the same period in 2006.  The decrease was largely a result of lower retail advertising revenue of US$2.6 million, lower classified advertising of US$5.7 million and lower national advertising revenue of US$1.7 million, partially offset by increased internet advertising revenue of US$1.1 million.

Sun-Times has substantial potential tax liabilities.

Sun-Times' consolidated balance sheet as of December 31, 2006 includes US$990.8 million of accruals intended to cover contingent liabilities related to additional taxes and interest it may be required to pay in various tax jurisdictions.  A substantial portion of these accruals relate to the tax treatment of gains on the sale of a portion of Sun-Times' non-U.S. operations in prior years.  The accruals to cover contingent tax liabilities also relate to management fees, "non-competition" payments and other items that have been deducted in arriving at taxable income, which deductions may be disallowed by taxing authorities.  If the tax treatment of the gains was to be revised or if those deductions were to be disallowed, Sun-Times would be required to pay those accrued contingent taxes and interest and it may be subject to penalties.  Sun-Times has stated that it will continue to record accruals for interest that it may be required to pay with respect to its contingent tax liabilities.

Although Sun-Times has stated that it believes it has defensible positions with respect to significant portions of these tax liabilities, there is a risk that Sun-Times may be required to make payment of the full amount of such tax liabilities.  Significant cash outflows are expected to occur in the future regarding the income tax contingent liabilities.  Although Sun-Times is attempting to resolve a significant portion of the contingent liabilities with the relevant taxing authorities, the timing and amounts of any payments Sun-Times may be required to make remain uncertain.  Although these accruals for contingent tax liabilities are reflected in Sun-Times' consolidated balance sheet, if Sun-Times were required to make payment of the full amount, this could result in significant cash payment obligations.  The actual payment of such cash amount could have a material adverse effect on Sun-Times' liquidity and on Sun-Times' ability to borrow funds.

Efforts to resolve or settle certain of these tax issues, for amounts that are substantially less than the related accrual, were successful in 2007.  Efforts to resolve or settle certain other tax issues are ongoing and may or may not be successful in 2007.  However, a substantial portion of Sun-Times' cash and cash equivalent balances as at March 31, 2007 could be utilized to fund any such resolution or settlement.  On April 26, 2007, Sun-Times entered into a written agreement with the Canada Revenue Agency settling certain tax issues resulting from the disposition of certain Canadian operations in 2000.  As a result, Sun-Times expects to pay aggregate Canadian federal and provincial taxes and interest of approximately US$40 million in respect of these certain issues.  Sun-Times is in the process of assessing the impact of this settlement on its financial statements and expects to record the effects in the second quarter of 2007.  Sun-Times estimates that this settlement will result in an income tax benefit and reduction of its other tax liabilities of approximately US$560 million to US$575 million.

Sun-Times has substantial accruals for tax contingencies in a foreign jurisdiction; if payments are required, a portion may be paid with funds denominated in U.S. dollars.

Sun-Times' consolidated balance sheet at December 31, 2006 includes US$605.3 million of accruals for tax contingencies in a foreign jurisdiction.  The accruals are denominated in a foreign currency and translated into U.S. dollars at the period-end currency exchange rate effective as of each balance sheet date.  If Sun-Times was required to make payments with respect to such tax contingencies, it may be necessary for Sun-Times to transfer U.S. dollar-denominated funds to its foreign subsidiaries to fund such payments.  The amount of U.S. dollar-denominated funds that may need to be transferred will also depend upon the ultimate amount that is payable to the foreign jurisdiction and the currency exchange rate between the U.S. dollar and the foreign currency at the time or times such funds might be transferred.  Future currency rates cannot be predicted.  Changes in the exchange rate could have a material effect on Sun-Times' financial position, results of operations and cash flows particularly as it relates to the extent and timing of any transfers of funds.

Newsprint represents Sun-Times' single largest raw material expense and changes in the price of newsprint could affect its net income.

Newsprint represents Sun-Times' single largest raw material expense and is its most significant operating cost, other than employee costs.  In 2006, newsprint costs represented approximately 15% of Sun-Times' revenue.  Newsprint prices vary widely from time to time and increased approximately 12% during 2006.  If newsprint prices remain at current levels or increase in the future and Sun-Times is unable to pass these costs on to its customers, such increases may have a material adverse effect on its results of operations.  Although Sun-Times has, in the past, implemented measures in an attempt to offset a rise in newsprint prices, such as reducing page width where practical and managing waste through technology enhancements, newsprint price increases have in the past had a material adverse effect on Sun-Times and may do so again in the future.

Newsprint and ink expense was US$13.7 million in the first three months of 2007, compared with US$16.9 million during the same period in 2006, a decrease of US$3.2 million or approximately 19%.  Total newsprint consumption in the first three months of 2007 decreased approximately 18% compared with the same period in 2006, and the average cost per metric ton of newsprint in the first three months of 2007 was approximately 1% lower than during the same period in 2006.

Competition in the newspaper industry originates from many sources.  The advent of new technologies and industry practices, such as the provision of newspaper content on free Internet sites, may continue to result in decreased advertising and circulation revenue.

Revenue in the newspaper industry is dependent primarily upon advertising revenue and paid circulation.  Competition for advertising and circulation revenue comes from local and regional newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in Sun-Times' markets.  The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets.  Some of Sun-Times' competitors are larger and have greater financial resources than Sun-Times.  Sun-Times may experience price competition from newspapers and other media sources in the future.  In addition, one of Sun-Times' competitors publishes a free publication that targets similar demographics to those that are particularly strong for some of Sun-Times' newspapers.  In addition, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years.  Should significant numbers of Sun-Times' customers choose to receive content using these alternative delivery sources rather than Sun-Times' newspapers, Sun-Times may suffer decreases in advertising revenue and may be forced to decrease the prices charged for its newspapers, make other changes in the way it operates, or face a long-term decline in circulation, any or all of which may harm Sun-Times' results of operations and financial condition.

Sun-Times publications have experienced declines in circulation in the past and may do so in the future.

Certain of Sun-Times' publications have experienced declines in circulation.  Any significant declines in circulation that Sun-Times may experience at its publications could have a material adverse impact on its business and results of operations, particularly on advertising revenue.  Significant declines in circulation could result in an impairment of the value of Sun-Times' intangible assets, which could have a material adverse effect on its results of operations and financial position.

Circulation revenue for Sun-Times was US$19.6 million for the three months ended March 31, 2007 compared with US$21.0 million for the same period in 2006, a decrease of US$1.4 million.  The decline in circulation revenue was attributable to declines in volume, primarily in the daily single copy category.

Sun-Times may experience labour disputes, which could slow down or halt production or distribution of its newspapers or other publications.

Approximately 37% of Sun-Times' employees are represented by labour unions.  These employees are mostly covered by collective bargaining or similar agreements which are regularly renewable, including agreements covering approximately 59% of union employees that are renewable in 2007.  A work stoppage or strike may occur prior to the expiration of the current labour agreements or during negotiations of new labour agreements or extensions of existing labour agreements.  Work stoppages or other labour-related developments could slow down or halt production or distribution of the newspapers, which would adversely affect Sun-Times' results of operations.

A substantial portion of Sun-Times' operations are concentrated in one geographic area.

With the sale of the Telegraph Group in July 2004, The Jerusalem Post in December 2004, and the Canadian newspapers in late 2005 and early 2006, Sun-Times' revenue and business activities are concentrated principally in the greater Chicago metropolitan area.  As a result, Sun-Times' revenue is dependent on economic and competitive factors affecting the greater Chicago metropolitan area.

Sun-Times has implemented a reorganization and centralization that may have an adverse effect on operations and sales.

Sun-Times has implemented a reorganization of its operations in the Chicago market designed to centralize and streamline its sales, production and distribution processes. The implementation of this reorganization has required the dedication of significant resources and management time. While the reorganization is intended to have long-term benefits for Sun-Times, in the shorter term Sun-Times may experience disruption in its operations and loss of sales and market share as a result of the implementation of the reorganization.

Sun-Times is a holding company and relies on its subsidiaries to meet its financial obligations.

Sun-Times is a holding company and its assets consist primarily of investments in subsidiaries and affiliated companies. Sun-Times relies on distributions from subsidiaries to meet its financial obligations or pay dividends on its common stock. Sun-Times' ability to meet its future financial obligations is dependent upon the availability of cash flows from its subsidiaries through dividends and intercompany advances. Sun-Times' subsidiaries and affiliated companies are under no obligation to pay dividends and, in the case of Hollinger International Publishing Inc. and its principal domestic and foreign subsidiaries, are subject to certain statutory restrictions and may become subject to restrictions in future debt agreements that limit their ability to pay dividends.

Sun-Times' internal control over financial reporting is not effective as of December 31, 2006 and weaknesses in Sun-Times' internal controls and procedures could have a material adverse effect on Sun-Times.

Sun-Times' management concluded that material weaknesses existed in Sun-Times' internal control over financial reporting as of December 31, 2006.  The SEC Action alleges that Black, Radler and the Corporation were liable for Sun-Times' failure to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that transactions were recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles from at least 1999 through at least 2003. The SEC Action also alleges that Black, Radler and the Corporation, directly and indirectly, falsified or caused to be falsified, books, records, and accounts of Sun-Times in order to conceal their self-dealing from Sun-Times' public stockholders.

Current management has taken steps to correct internal control deficiencies and weaknesses during and subsequent to 2006 and believes that Sun-Times' internal controls and procedures have strengthened. However, it is possible that Sun-Times may not be able to remediate all deficiencies and material weaknesses by December 31, 2007.

Overstatement of circulation figures in the past may result in the loss of advertisers in the future.

In 2004, the Sun-Times Audit Committee announced the results of an internal review into circulation at certain of its newspapers. The internal review revealed that circulation figures for the Chicago Sun-Times, Daily Southtown and Star newspapers had been overstated. Following the release of this information by the Sun-Times Audit Committee, the Audit Bureau of Circulations announced sanctions against the affected publications, including the withdrawal by the Audit Bureau of Circulations of previously published circulation audits and unofficial "publisher's statements" of circulation. In addition, the Audit Bureau of Circulations imposed on the affected publications a schedule of semi-annual circulation audits for a two-year period in lieu of a standard annual audit cycle. As a result of the overstatement of circulation, lawsuits were filed against Sun-Times, which were settled in 2006.  A significant portion of Sun-Times' revenue is derived from the sale of advertising in the Chicago Sun-Times and its sister publications. Should certain advertisers decide not to advertise with the Chicago Sun-Times in the future as a result of past circulation overstatements, Sun-Times' business, results of operations and financial condition could be materially adversely affected.

DIVIDENDS

The Corporation is a holding corporation and its assets consist primarily of investments in its subsidiaries and affiliated companies.  As a result, the Corporation's ability to meet its future financial obligations and to pay dividends is dependent in part upon the availability of cash flows principally from Sun-Times through dividends.  Sun-Times is under no obligation to pay dividends and, on December 13, 2006, announced that it was suspending the payment of its quarterly dividends.  Sun-Times has not subsequently declared or paid any dividends.  Sun-Times' ability to pay dividends on its shares may be limited as a result of its dependence on the receipt of dividends and other receipts from Hollinger International Publishing Inc.  Hollinger International Publishing Inc. and its principal subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends.

Under corporate law, the Corporation is not permitted to pay any dividends or redeem any of its shares in certain circumstances, including if the Corporation's liquidity would be unduly impaired as a consequence.  In addition, there are restrictions under the Indentures governing the Secured Notes on the Corporation's ability to pay dividends on its outstanding shares.

The Corporation has not paid any dividends during the past four financial years and currently has no intention of doing so in the foreseeable future.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.

As of March 31, 2007, 34,945,776 Common Shares and 1,701,995 Series II Preference Shares were issued and outstanding and no Series I Preference Shares or Series III Preference Shares were outstanding.  In 1998, the Corporation converted or redeemed all outstanding Series I Preference Shares and in 2004 the Corporation redeemed all outstanding Series III Preference Shares.

Until certain events of default under the Indentures are remedied or waived, the terms of the Indentures prevent the Corporation from honouring retractions of the Common Shares and the Series II Preference Shares.  See "Corporate Structure – Secured Notes".

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held.

Holders of Common Shares are, subject to the prior rights of the holders of the Preference Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends and to the insolvency provisions of applicable law, entitled to receive such dividends as may be declared by the Board of Directors and paid in equal or equivalent amounts per share on all Common Shares at the time outstanding without preference or priority.

The Common Shares are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for Sun-Times A Shares of equivalent value or, at the Corporation's option, cash.  The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Corporation's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding Preference Shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Sun-Times of all or substantially all of its assets, which, in the opinion of the Board of Directors, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Common Shares shall be entitled, subject to the prior rights of the holders of the Preference Shares and any other shares ranking senior to the Common Shares, to the remaining property and assets of the Corporation.

Series II Preference Shares

Holders of Series II Preference Shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, except as otherwise provided for in the articles of the Corporation, or as required by law.

Each Series II Preference Share entitles the holder to a dividend in the amount equal to the Canadian dollar equivalent of 0.46 multiplied by any dividend on a Sun-Times A Share (less any U.S. withholding tax thereon payable by the Corporation or any subsidiary).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times A Share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

On May 12, 1999, the Series II Preference Shares became redeemable at the holder's option for 0.46 of a Sun-Times A Share for each Series II Preference Share.  The Corporation has the option of making a cash payment of equivalent value on the redemption of the Series II Preference Shares.  In certain circumstances, the Corporation may also satisfy its obligation to deliver Sun-Times A Shares on a retraction of Series II Preference Shares by delivering Sun-Times A Shares that are subject to restrictions on resale in accordance with applicable securities laws.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Series II Preference Shares are entitled to receive from the Corporation an amount per share equal to (i) 0.46 of the market price of a Sun-Times A Share on the date of the liquidation event which shall be satisfied in full by the Corporation through delivery of 0.46 of a Sun-Times A Share for each Series II Preference Share or a cash payment of equivalent value, plus (ii) all dividends and distributions declared and unpaid on each Series II Preference Share and all dividends and distributions declared on a Sun-Times A Share in respect of which a dividend has not been declared on each Series II Preference Share.

MARKET FOR SECURITIES

The Common Shares and Series II Preference Shares of the Corporation are listed on the TSX under the symbols "HLG.C" and "HLG.PR.B", respectively.  The following table sets forth the reported high and low prices and the volume traded for the Common Shares and Series II Preference Shares on the TSX for the periods indicated:

Common Shares (HLG.C)
Month	High	Low	Volume Traded
	($)	($)

April 2006	2.45	1.85	205,238
May 2006	2.25	1.85	447,466
June 2006	2.15	2.00	29,780
July 2006	2.50	2.10	106,000
August 2006	3.25	2.15	150,409
September 2006	2.15	1.80	28,118
October 2006	2.00	1.25	693,288
November 2006	1.60	1.15	63,841
December 2006	1.50	1.17	77,283
January 2007	1.20	1.00	39,395
February 2007	1.00	0.71	33,032
March 2007	1.26	0.43	1,019,909

Series II Preference Shares (HLG.PR.B)
Month	High	Low	Volume Traded
	($)	($)

April 2006	4.01	4.00	1,587
May 2006	4.00	3.75	1,254
June 2006	3.50	3.50	604
July 2006	-	-	-
August 2006	-	-	17	(1)
September 2006	-	-	-
October 2006	-	-	-
November 2006	3.50	1.70	2,384
December 2006	2.70	1.75	4,712
January 2007	3.25	3.25	500
February 2007	3.25	3.25	300
March 2007	3.15	2.05	1,468

Note:

(1)           Insufficient volume of trading for the TSX to generate high and low prices.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation and principal occupations of the directors and executive officers of the Corporation are as shown below, current as of March 31, 2007.  The term of each director will expire at the next annual meeting of the Corporation's shareholders, except for Mr. Glassman who ceased to be a director of the Corporation during May 2007.

Directors and Officers as at March 31, 2007
Name and Municipality of Residence	Office	Period(s) Serving as Director or Officer	Principal Occupation
William E. Aziz Oakville, Ontario	Chief Financial Officer	March 8, 2007 -	Chief Financial Officer, Hollinger Inc.
Stanley M. Beck, QC(1)(2)(4) Toronto, Ontario	Chairman of the Board, Director	July 19, 2005 -	President, Granville Arbitrations Limited
David W. Drinkwater(2)(3) Toronto, Ontario	Director	August 25, 2005 -	Chief Financial Officer, on an Interim Basis, Nortel Networks Corporation
Newton G. Z. Glassman(2)(3)(4) Toronto, Ontario	Director	July 19, 2005 – May 2007	Managing Partner, Catalyst Capital Group Inc.
Patrick W.E. Hodgson(2)(3) Toronto, Ontario	Director	May 12, 2006 -	President, Cinnamon Investments Ltd.
David A. Rattee(2)(3)(4) Toronto, Ontario	Director	August 25, 2005 -	Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.
G. Wesley Voorheis(2) Toronto, Ontario	Director	May 12, 2006 -	Partner, Voorheis & Co. LLP

Notes:
(1)           Mr. Beck has served as Chairman of the Board since April 17, 2006.
(2)
Served as a member of the Litigation Committee until it was disbanded on March 27, 2007.  The Chairman of the Litigation Committee was Mr. Voorheis from May 12, 2006 to March 27, 2007 and was Mr. Drinkwater from October 28, 2005 to May 12, 2006.

(3)
Member of the Audit Committee.  Mr. Rattee is the Chairman of the Audit Committee.  Mr. Glassman ceased to serve on the Audit Committee in May 2007  Mr. Drinkwater was appointed to the Audit Committee on June 26, 2007.

(4)	Member of the Compensation Committee. Mr. Glassman ceased to serve on the Compensation Committee in May 2007.

During the last five years, all of the directors and officers named in the table above have been associated with the Corporation or with the companies or organizations (or affiliates of those companies or organizations) indicated opposite their names, except as follows:

(a)
William E. Aziz– Mr. Aziz is currently Managing Partner at BlueTree Advisors, an investment banking and management advisory firm.  He has been a director for Canada Bread Company Ltd. since 2005.  Mr. Aziz was appointed Chief Restructuring Officer of SR Telecom Inc. on April 28, 2005 and served as Interim President and Chief Executive Officer of SR Telecom Inc. from July 2005 to July 2006.  He has also served as a director for Algoma Steel Inc., and as Interim Chief Financial Officer for Atlas Cold Storage Income Trust.  Mr. Aziz is a Chartered Accountant and holds an Honours B.A. in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

(b)
Stanley M. Beck– Mr. Beck currently serves as director for Altamira Inc. (Chairman, Advisory Council), GMP Capital Corp. (Chairman), NewGrowth Corp., Utility Corp., First Financial GP Corp., Canadian Tire Bank Inc. and 407 International Inc. (Chairman).  Mr. Beck is a former Chairman of the OSC and former Dean of Osgoode Hall Law School.

(c)
David W. Drinkwater– Mr. Drinkwater has been employed by Nortel Networks Corporation as the Chief Financial Officer, acting on an Interim Basis, since May 1, 2007, and as the Chief Legal Officer from December 19, 2005 to May 1, 2007.  From August 2004 to December 2005 he acted as an independent consultant and corporate director.  From April 2003 to July 2004 he was Executive Vice President and Chief Financial Officer at Ontario Power Generation Inc.  From December 1998 to March 2003, Mr. Drinkwater was Executive Vice President, Corporate Development and Legal Affairs at Ontario Power Generation Inc.  Mr. Drinkwater holds an LL.M. from the London School of Economics, U.K., an LL.B. from Dalhousie University and a B.A. in Business Administration from Richard Ivey School of Business at the University of Western Ontario.

(d)
Newton G. Z. Glassman– Mr. Glassman is the Managing Partner at Catalyst Capital Group Inc.  Prior thereto, Mr. Glassman was Vice President of Canadian Corporate Funding Limited, Chief Executive Officer and President of FigCorp Inc., director at Bear Stearns & Co. Inc., Principal at Berenson Minella & Co. and Managing Director of Cerberus Capital Management LP. He holds a B.A. in Economics and an LL.B. from the University of Toronto and an M.B.A. from the Wharton School of the University of Pennsylvania.

(e)
Patrick W.E. Hodgson– Mr. Hodgson is President of Cinnamon Investments Ltd., a Toronto-based investment manager.  Mr. Hodgson was President of London Machinery Co. Ltd. for 25 years, and subsequently was Chairman of the board at Todd Shipyards Corporation and Scotts Hospitality Inc. He is currently serving as a director of M & T Bank, First Carolina Investors, Inc. and Todd Shipyards Corporation.  Mr. Hodgson holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

(f)
David A. Rattee– Mr. Rattee has been President and Chief Executive Officer of MICC Investments Ltd. since 1987.  He is also currently Chairman, President and Chief Executive Officer of CIGL Holdings Ltd.  Prior to this, Mr. Rattee held the positions of Executive Vice President and Chief Financial Officer of Central Capital Corporation, President and Chief Operating Officer of Lloyds Bank Canada and various senior executive positions with Continental Bank of Canada and IAC Limited.  He serves as a director on a number of boards, including MICC Investments Ltd., Bank of New York Trust Co. of Canada, Northstar Aerospace Inc. (where he is also Chairman of the audit committee), Open Access Ltd., Loring Ward International Ltd. (where he is also Chairman of the board), Reliable Life Insurance Company and Old Republic Insurance Co. of Canada.  Mr. Rattee holds a B.Comm. from McGill University and an M.B.A. from the University of Western Ontario.  Mr. Rattee is a Chartered Accountant.

(g)
G. Wesley Voorheis– Mr. Voorheis is Managing Director of VC&Co. and a Partner of Voorheis & Co. LLP, which acts as an advisor to institutional and other shareholders with respect to their investments in Canadian public and private companies.  Prior to the establishment of Voorheis & Co. LLP, Mr. Voorheis was a partner in a major Toronto law firm specializing in securities law and mergers and acquisitions.

Recent Developments

The following changes to the Corporation's Board or Management occurred subsequent to the completion of the 2006/2007 Financial Year:

(a)
Newton G. Z. Glassman– Mr. Glassman ceased to be director of the Corporation in May 2007 and, accordingly, ceased at such time to serve as a member of the Audit Committee and the Compensation Committee.

(b)	G. Wesley Voorheis– On June 20, 2007 the Corporation appointed Mr. Voorheis to serve as Chief Executive Officer of the Corporation.

2006/2007 Financial Year

The following individuals served as directors of the Corporation during the 2006/2007 Financial Year but ceased doing so prior to March 31, 2007:

(a)	Randall C. Benson– Mr. Benson served as a director from July 19, 2005 to March 7, 2007 and as Chief Restructuring Officer of the Corporation from July 15, 2005 to March 7, 2007.

(b)	Robert Gillespie– Mr. Gillespie served as a director of the Corporation from May 12, 2006 to October 26, 2006. He was a member of the Compensation Committee from June 7, 2006 to October 26, 2006.

(c)
Joseph H. Wright– Mr. Wright served as a director of the Corporation from July 19, 2005 to April 17, 2006.  He was Chairman of the Board from September 22, 2005 until April 17, 2006, and a member of the Audit Committee until April 17, 2006.

The following individual served as an officer of the Corporation during the 2006/2007 Financial Year but ceased doing so prior to March 31, 2007:

(a)	Ronald B. Mitchell– Mr. Mitchell served as the Acting Chief Financial Officer of the Corporation from November 29, 2005 to March 7, 2007. He continues to act as a consultant to the Corporation.

Voting Securities Controlled by Directors and Officers

As of March 31, 2007, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,001,423 Common Shares (representing 2.9% of the outstanding Common Shares), 1,398,000 Series II Preference Shares (representing 80% of the outstanding Series II Preference Shares) and 4,110.67 Sun-Times A Shares (representing less than 0.1% of the outstanding Sun-Times A Shares).  These amounts and percentages include securities controlled by Mr. Glassman, who subsequently ceased to be a director of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On May 18, 2004, as a result of the inability of the Corporation to file financial statements on a timely basis as required under the Ontario securities laws, the OSC issued a temporary cease trade order that prohibited certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions.  On June 1, 2004, the OSC issued the MCTO.  The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006.  The April 28, 2006 variation added the then current directors and officers of the Corporation to the list of persons subject to the MCTO.  On April 10, 2007, the MCTO was revoked pursuant to an order issued by the OSC.  The order stemmed from the remediation by the Corporation of its historical continuous disclosure record on March 7, 2007.

Related orders were also issued by securities regulatory authorities in British Columbia on May 31, 2007 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

Mr. Drinkwater has been a senior officer of Nortel Networks Corporation since December 19, 2005.  On April 10, 2006, the OSC issued a management cease trade order applicable to senior officers of Nortel Networks Corporation that was in effect until June 8, 2006.  The order was issued in connection with the failure of Nortel Networks Corporation to file its annual financial statements for the year ended December 31, 2005 by the date required under applicable securities laws.

From on or about September 18, 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. ("ACSHI"), the entity through which Atlas Cold Storage Income Trust ("Atlas") carried on its business. As a result of Atlas not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a management cease trade order relating to any trading in securities of Atlas, against the trustees of Atlas, certain members of the board of directors of ACSHI and certain other then current and former officers of ACSHI. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

On February 20, 2002, Call-Net Enterprises Inc. ("Call-Net") announced a recapitalization proposal to reduce its debt. The terms of the recapitalization proposal included the exchange of Call-Net's existing $2.6 billion senior unsecured notes for US$377 million in new secured debt due in 2008, a payment of US$81.9 million in cash to existing debtholders and the granting of shares amounting to 80% of the equity of the recapitalized company to existing debtholders. On April 3, 2002, Call-Net's debtholders and shareholders voted in favour of the recapitalization proposal, and on April 5, 2002 a final order of the Ontario Court under the CBCA was received to implement the recapitalization proposal effective April 10, 2002. Mr. Benson was Senior Vice President and Chief Financial Officer and Mr. Wright was a director of Call-Net at the time.  Mr. Rattee became a director of Call-Net on April 10, 2002.

Mr. Rattee was a director of TDZ Holdings Inc. from April 1999 to August 2001. On July 21, 2001, certain provincial securities commissions issued orders ceasing the trade of TDZ Holdings Inc.'s shares as a result of a failure to file its financial statements within the prescribed filing periods. Such financial statements were subsequently filed and the order was revoked.

On November 15, 2000, Mr. Hodgson resigned as director of Queensway Financial Holdings Limited. On May 18, 2001, Queensway Financial Holdings Limited and its wholly-owned U.S. subsidiary Queensway Holdings, Inc. obtained an order from the Ontario Court appointing Ernst & Young Inc. as an interim receiver pursuant to the Bankruptcy and Insolvency Act (Canada).

Mr. Voorheis became a director and Chairman of the board of YBM Magnex International, Inc. ("YBM") in September 1998 pursuant to a reconstitution of YBM's board of directors undertaken at the instigation of its Canadian institutional shareholders. YBM had previously been the subject of cease trade orders relating to, among other things, its failure to file financial statements, which cease trade orders were ultimately made permanent. On December 8, 1998, at the instigation of its board of directors, YBM applied and received an order from the Alberta Court of Queen's Bench appointing Ernst & Young YBM Inc. as receiver and manager of YBM. The board of directors, including Mr. Voorheis, resigned immediately after the appointment.

On February 26, 1997, CIGL Holdings Ltd., a company of which Mr. Rattee was a director and officer, obtained court approval in respect of a proposal filed in January 1997 under the Bankruptcy and Insolvency Act (Canada).

Mr. Aziz acted as an officer of Omega Digital Data Inc., a private company which consented to the appointment of a receiver by its bank creditor in 1998.  Mr. Aziz was an officer of White Rose Crafts and Nursery Sales Limited, a public company which operated under CCAA protection and filed a sanctioned plan of compromise and arrangement in 1999.  Mr. Aziz was a director of Doman Industries Limited in 2003 when the company was operating under CCAA protection as granted in 2002, and in 2004 when the company filed a sanctioned plan of compromise and arrangement.  Mr. Aziz was appointed an officer of Atlas in 2003 when certain officers and directors (not including Mr. Aziz) were the subject of a cease trade order.

Conflicts of Interest

During the 2006/2007 Financial Year, Mr. Glassman was a director of the Corporation and the Managing Partner of Catalyst Capital Group Inc. which, through Catalyst, exercised control or direction over approximately 2.5% of the outstanding Common Shares and approximately 80% of the outstanding Series II Preference Shares.  Legal counsel to the Corporation received correspondence from Catalyst's legal counsel dated September 1, 2006 and September 11, 2006 (collectively, the "Catalyst Letters").  The Catalyst Letters requested the reimbursement of an aggregate amount of approximately $4.0 million in legal fees incurred by Catalyst in its capacity as a shareholder of the Corporation from June 11, 2004 to August 31, 2006 in connection with the Inspection and other matters relating to the Corporation.  No such costs have been paid. The Board of Directors has not agreed to pay these costs and is considering Catalyst's request for reimbursement.

The Catalyst Letters indicate that approximately $1.6 million of the total aggregate fees described therein were paid by Catalyst to Voorheis & Co. LLP.  During the 2006/2007 Financial Year, Mr. Voorheis was a director of the Corporation and the Managing Partner of Voorheis & Co. LLP (Mr. Voorheis continues to act in those capacities and on June 20, 2007 was appointed to serve as the Chief Executive Officer of the Corporation).  Voorheis & Co. LLP entered into an agreement with Catalyst dated May 8, 2006 (effective as of April 3, 2006).  The agreement provided, among other things, that:  (a) Mr. Voorheis would serve as a director of the Corporation and Chairman of the Litigation Committee of the Board; (b) Catalyst acknowledged that Mr. Voorheis was subject to fiduciary and other duties to the Corporation and, as a consequence thereof, Mr. Voorheis would under no circumstances prefer the interests of Catalyst over the interests of the Corporation; (c) Catalyst acknowledged that to the extent Mr. Voorheis perceived any conflict of interest between Catalyst and the Corporation, Mr. Voorheis would not participate as a director of the Corporation in any discussion or vote with respect to the matter; (d) nothing in the engagement letter would prevent Mr. Voorheis from resigning as a director or Chairman of the Litigation Committee of the Corporation, or Catalyst from terminating the engagement of Voorheis & Co. LLP; and (e) Catalyst would be charged a fair and reasonable fee based upon all relevant factors.  This agreement terminated on April 15, 2007.

LEGAL PROCEEDINGS

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings and claims.  All claims made against the Corporation are being or will be defended.  Set out below is a summary of potentially material legal proceedings to which the Corporation is a party and certain circumstances in which legal proceedings involving the Corporation may be contemplated.

United States Securities and Exchange Commission v. Hollinger International Inc.

On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the court on January 16, 2004 restricting the Corporation's voting rights by providing for the appointment of the Special Monitor if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to the Sun-Times Board.  Those nominees are no longer on the Sun-Times Board, but the Special Monitor remains in place.

Hollinger International Inc. v. Hollinger Inc. et al.

The Corporation is a co-defendant in a complaint filed on or about January 16, 2004 in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments.  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments.  On December 13, 2004, all defendants filed motions to dismiss the complaint.  These motions were denied, and all parties have answered the complaint.  In February 2006, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal proceedings against Black and others.  On June 20, 2007, the magistrate judge partially lifted the discovery stay to allow Sun-Times and the Corporation to take discovery from each other and certain third parties on the Corporation's counterclaim.  In addition, on July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  The motion was granted but Sun-Times has appealed the ruling and has separately moved to dismiss the counterclaim.  The parties are awaiting a ruling in respect of both the appeal and the motion to dismiss.

Co-operation Agreement between the Corporation and the United States Attorney

On May 15, 2006, the Corporation signed the Co-operation Agreement.  In this agreement, the Corporation acknowledges that the United States Attorney for the Northern District of Illinois has developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US]$16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid.  The Corporation has agreed to co-operate with the United States Attorney for the Northern District of Illinois in its investigation and prosecution of matters relating to Sun-Times, in accordance with the terms of the Co-operation Agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the Co-operation Agreement.

Class Actions Initiated Against the Corporation

Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(a)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.  All defendants have brought motions to dismiss the actions and are awaiting ruling.  In the meantime, discovery is stayed.

(b)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench.  The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007.  On September 7, 2004, the representative plaintiffs commenced similar class proceedings in the Ontario Court.  On February 3, 2005, the representative plaintiffs initiated a similar class action in the Québec Superior Court.  The representative plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the CBCA.

Inspection Order

On September 3, 2004, upon the application of Catalyst, Justice Campbell of the Ontario Court ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further order dated October 27, 2004, Ernst & Young Inc. was named Inspector.  The orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments in the period from January 1, 1997 to and including December 2004.  The Inspector provided certain interim reports to the Ontario Court and filed a comprehensive report with the Ontario Court on November 14, 2005.  While the Inspection has been largely inactive since November 2005, it has not been terminated.  Certain orders were issued to facilitate the sale of the real property at 10 Toronto Street.

Demand by Catalyst for Costs Relating to Professional Fees

In 2006, the Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspection and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  As at March 31, 2007, $4.0 million had been accrued ($4.0 million at March 31, 2006 and $3.5 million at December 31, 2005).  At this time, the Corporation has not agreed to pay these costs and the Board of Directors is considering this demand.

United States Securities and Exchange Commission v. Conrad M. Black et al.

On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief.

The SEC's allegations against the Corporation include that: (i) the Corporation made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and in the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation allegedly failed to file its 2003 Form 20-F; (iii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iv) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (v) the Corporation falsified or caused to be falsified its books, records and accounts contrary to federal securities laws and circumvented or failed to implement a system of internal accounting controls.

The SEC Action seeks the following relief as against the Corporation: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws.  A status hearing is scheduled for September 19, 2007.  The SEC Action is stayed until the conclusion of the criminal proceedings against Black and others in Illinois.

Hollinger Inc. v. American Home Assurance Corporation et al.

On March 4, 2005, the Corporation commenced an application in the Ontario Court against American Home Assurance Company, Chubb Insurance Company of Canada, Royal & Sun Alliance Insurance Company of Canada, ACE INA Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home Assurance Company and Chubb Insurance Company of Canada from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners in a derivative action commenced by Cardinal Value Equity Partners in the Delaware Court of Chancery.

The Ontario Court approved the settlement by the Insurers on behalf of the independent directors, following which it was approved by the Delaware Court of Chancery on or about November 13, 2006.  The Corporation then pursued its claims for indemnification in respect of legal expenses against the remaining excess Insurers.  On or about March 22, 2007, Justice Campbell of the Ontario Court ruled that the Corporation's application for payment of its legal expense was premature.  The Corporation is appealing this decision to the Court of Appeal for Ontario.  It is anticipated that this appeal will be heard in or around December 2007.

Ontario Securities Commission Administrative Proceedings

On March 18, 2005, the Corporation received a notice of hearing and statement of allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the notice of hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements.  The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others (i) to pay an administrative penalty of not more than $1.0 million for each failure by the Corporation to comply with Ontario securities law, (ii) to disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) to pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the notice of hearing.  This hearing has been scheduled to commence mid-November 2007 and to continue into 2008.

Burnac Leaseholds v. Domgroup Ltd.

There are two outstanding claims by Burnac Leaseholds Limited and its affiliate, Crystalline Investments Limited, against Domgroup for arrears of rent and continuing rent relating to two properties that Dominion Stores Limited leased from these companies.  The plaintiffs seek to hold Domgroup responsible for rent in relation to time periods after the leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline Investments Limited and Burnac Leaseholds Limited claiming just over $500,000.  The plaintiffs filed pre-trial briefs with the Ontario Court in 2000, in which they claimed damages of $2.6 million plus interest and costs.  In 2001, the Ontario Court dismissed the claims and in 2002 an appeal from this decision by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  There has been no recent activity in this litigation.

Directors' and Officers' Liability Insurance

The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  The Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

Hollinger International Inc. v. RCL, RMI and Hollinger Inc.

On February 10, 2004, Sun-Times commenced an action in the Ontario Court against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a statement of defence and counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a statement of defence and a counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Secured Notes.  On August 11, 2004, Justice Farley granted a motion by Sun-Times to stay the counterclaims pending the conclusion of Sun-Times' action against the Corporation and others in the United States.  RCL and RMI's appeal of Justice Farley's order was dismissed.

Stockgroup Media Inc. et al. v. Hollinger Inc.

By statement of claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. commenced an action in the Ontario Court against the Corporation and others.  The plaintiffs claimed against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.  The action against the Corporation was dismissed by order of the Ontario Court dated May 15, 2007.

Action Against Former Interim Directors

By notice of motion filed October 18, 2005, the Corporation applied for directions from the Ontario Court in order to commence an action against the Interim Directors to recover excessive remuneration.  In addition, the Corporation sought to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the Interim Directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the Interim Directors.  One of the Interim Directors commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.

The Interim Directors delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the Interim Directors.  The Ontario Court accepted the Corporation's position that, until such time as the Corporation's proceedings against the Interim Directors had been finally determined, the Corporation was not required to indemnify the Interim Directors.  If the Corporation was ultimately successful in its claim that the Interim Directors failed to act in accordance with their statutory duties, by not acting in good faith with a view to the best interests of the Corporation, the Interim Directors would not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the Interim Directors (Walker, Carroll, Metcalfe and Wakefield) commenced an action against the Corporation in the Ontario Court claiming $4.0 million of management and directors' fees, which were asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of time spent in defending the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the Interim Directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) was already before the Ontario Court as part of the Corporation's motion to review the compensation of the former directors.

On February 26, 2007, the Corporation and certain subsidiaries announced that it had entered into an agreement to settle all of its disputes with all five of the Interim Directors (Walker, Carroll, Metcalfe, Wakefield and Vale).  Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.2 million in cash were collapsed.  An aggregate of $1.25 million was paid to the Interim Directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors' fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the Interim Directors.  The balance of approximately $6.0 million plus interest was returned to the Corporation.  All legal proceedings between the parties have been formally dismissed and the parties have released each other from all claims.

Action Against Former Director

On February 7, 2007, the Corporation filed a notice of action against a former director, Ralph Barford, for damages arising from inadequate oversight of management and breaches of duty.  Tolling agreements have been entered into with other former directors in respect of alleged claims.

Actions Against Sun-Times and the Corporation in Respect of Legal Fees

Pursuant to certain indemnification provisions of Sun-Times' Certificate of Incorporation and bylaws, in May 2005, Black filed suit against Sun-Times in Delaware seeking an advancement of US$6.8 million in legal fees incurred by him in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting his advancement with respect to the fees of specific law firms in these legal actions to only 50% of his legal fees, Black later demanded 100% advancement for  fees and disbursements of firms that Black asserted were not covered by the stipulation and filed suits against Sun-Times on these issues.  Sun-Times responded to Black's complaint and included a counterclaim against Black and a third-party claim against the Corporation for 50% of any advancement amounts that it has paid or will in the future be required to pay to Black, Amiel-Black, Radler or Boultbee.  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation is obligated to indemnify those same individuals under separate indemnity agreements.

In April 2006, Black and Sun-Times settled this dispute.  The settlement calls for Sun-Times to pay $4.4 million to Black for certain legal fees already incurred, 75% of future fees related to his criminal prosecution and 50% of future fees related to certain other cases.  In the settlement and dismissal of Black's claims against Sun-Times, Sun-Times explicitly reserved the right to pursue its third-party claim against the Corporation.  In June 2006, Sun-Times filed an amended third-party complaint against the Corporation for equitable contribution toward the legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to discuss the third-party complaint.  The case is temporarily stayed pending settlement discussions between the parties.

Actions Against the Corporation in Respect of Contribution and Indemnity

On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a notice of action against the Corporation, Sun-Times, Argus, RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a statement of claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This statement of claim was amended on November 8, 2006.  No steps have been taken to move this action forward.

Action by the Corporation Against RCL, RMI, Moffat Management Inc. et al.

On March 29, 2005, the Corporation issued a statement of claim in the Ontario Court against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Atkinson.  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the process adopted by the Sun-Times Board in November 2003 involving the consideration and assessment of a range of strategic transactions.  The claim alleges diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the statement of claim.

On February 27, 2006, the Corporation issued a statement of claim in the Ontario Court against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.  Minor amendments were made to the statement of claim on August 10, 2006.  The statement of claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

(a)	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

(b)	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

(c)	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

(d)
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and other individual defendants;

(e)	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

(f)
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

(g)	the active concealment of wrongdoing from the Board of Directors.

Mareva Injunction Against Black and Amiel-Black

On August 18, 2006, pursuant to an application by the Corporation brought without notice, the Ontario Court granted a Mareva Injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Ontario Court replaced the Mareva Injunction with a consent order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

Action by the Corporation Against Black, Amiel-Black, Radler, Boultbee and Atkinson

On April 20, 2007, the Corporation filed a statement of claim in the Ontario Court of against Black, Amiel-Black, Radler, Boultbee and Atkinson seeking a declaration that it is not liable to indemnify those parties under certain indemnity agreements to which the Corporation is a party and that the agreements are void and unenforceable.  The action also seeks recovery of any payments made by the Corporation to the defendants pursuant to the agreements.

RCL Receivership and CCAA Proceedings

On April 20, 2005, the Ontario Court issued the Receivership and CCAA Orders.  At that time, Richter was appointed as receiver and manager of all of the assets of RCL and RMI, except for certain shares of Sun-Times owned directly or indirectly by RCL that were excluded.  The Receivership and CCAA Orders also provided, among other things, that until May 20, 2005 or such later date as the Ontario Court may order, no proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then underway (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On June 7, 2007, the stay of proceedings was extended to November 2, 2007.

On May 18, 2005, the Receivership and CCAA Orders were extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares.  Further, the Ontario Court approved the agreement between Sun-Times and Richter pursuant to which Sun-Times altered the Sun-Times SRP to exempt Richter from its provisions by making it an "exempt stockholder", the effect of which was to allow Richter to take control of the Sun-Times shares that had been excluded under the Receivership and CCAA Orders.  The agreement further provided that Sun-Times would not object to the sale by Richter of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Ontario Court appointed Richter as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly-owned subsidiary of RCL.

The Corporation and its subsidiaries have submitted a proof of claim in the receivership of RCL and RMI.

On January 22, 2007, the Corporation and Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.

On January 25, 2007, the Ontario Court heard a motion brought by Richter in its capacity as receiver of the Ravelston Entities whereby Richter sought, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Court released its decision in respect of the motion brought by Richter.  In this decision, the Ontario Court granted Richter's motion and authorized Richter to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Court.  On March 5, 2007, the U.S. court accepted RCL's guilty plea in accordance with the plea agreement.

On February 15, 2007, the Ontario Court issued a decision permitting Richter to file a "payments report" once it is finalized. The payments report would report on and analyze the monies received by and distributions made by RCL during the period of January 3, 2002 to April 20, 2005, by RMI during the period of July 3, 2002 to April 20, 2005 and by Argus during the period of January 1, 1999 to April 30, 2005.  On February 26, 2007, the Ontario Court of Appeal heard an appeal of this decision by Black and on March 1, 2007 it issued a decision denying the appeal and upholding the decision of the Ontario Court.  The payments report was filed on April 5, 2007 and a supplemental report was filed on May 2, 2007.

Application for Removal of Board Members

In September 2004, Catalyst applied to the Ontario Court for an order removing a majority of the Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, Justice Campbell ordered the removal of three of the Corporation's directors, namely, Amiel-Black, Boultbee and Radler.  White was permitted to continue to act as a director at the pleasure of the Board.  White was subsequently removed from the Board of Directors by further order dated June 8, 2005.  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the November 18, 2004 order and the June 8, 2005 removal order, and his appeals were dismissed by the Ontario Court of Appeal in March 2006.

On May 19, 2005, White commenced proceedings against the Corporation for an order that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Board of Directors.  By order dated June 8, 2005, Justice Campbell dismissed White's application.  White's appeal of the June 8, 2005 dismissal order was dismissed by the Ontario Court of Appeal in March 2006.

Mareva Injunction Against Radler and F.D. Radler Ltd.

On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva Injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, Justice Wedge of the British Columbia Supreme Court refused an application by the Corporation to extend this Mareva Injunction.  The Corporation's motion for leave to appeal was dismissed.

Action by Black for Repayment of Funds

On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Order (in respect of the non-compete payments that were diverted from Sun-Times to the Corporation).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a notice of action and statement of claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments.

Wells Fargo Bank Northwest, N.A. v. Sugra (Bermuda) Limited

On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited, a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra (Bermuda) Limited defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra (Bermuda) Limited's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorney's fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

Action by 783783 Alberta Ltd.

By amended statement of claim dated October 25, 2006, 783783 Alberta Ltd., carrying on business as Vue Weekly, commenced an action against several parties including the Corporation and HCPH Co. in the Court of Queen's Bench of Alberta.  The action centres on Vue Weekly's allegation that SEE Magazine, Vue Weekly's main competitor, was improperly deemed to be a "Canadian newspaper" for tax purposes and, as a result, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE Magazine is published by Great West Newspaper Group Ltd. through its wholly-owned operating subsidiary Gazette Press Ltd. and that Great West Newspaper Group Ltd. is jointly owned by Jamison Newspapers Inc. and HCPH Co.  According to the statement of claim, HCPH Co. is wholly owned by Sun-Times.  In the action, Vue Weekly seeks a declaration that SEE Magazine was not a "Canadian newspaper" under the Tax Act and further seeks damages from the defendants, jointly and severally, in the sum of at least $5.0 million.

Editorial La Razon

The consolidated financial statements of the Corporation include the accounts of ELR (see "Description of the Business − Editorial La Razon").  ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements for periods prior to January 1, 2003.  However, during these periods, local management reported to personnel at Sun-Times.  Although the financial statements of the Corporation include an accrual for contingent liabilities of approximately $1.0 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica, the shares of ELR in Costa Rica have been sold subsequent to year end.  The purchaser has thereby assumed all contingent liabilities.

Insurer's Complaint Against Sun-Times and the Corporation

The Corporation is co-insured on an insurance policy against which Sun-Times has made a claim for defence of the cases arising out of the Chicago Sun-Times circulation inflation allegations. On October 5, 2004, Sun-Times announced the overstatement of circulation figures for the Chicago Sun-Times, as reported in the circulation reports issued by the Audit Bureau of Circulations commencing in 1998.  As a result, lawsuits have been commenced by various parties for alleged damages resulting from such overstatement against Sun-Times.  Sun-Times and the Corporation are named as co-insured for such losses under an insurance policy with the Employers Reinsurance Corp.  The Employers Reinsurance Corp. has commenced a complaint for declaratory judgment against Sun-Times and the Corporation.  The Corporation has not yet been served with the complaint.

Action by Morneau Sobeco Against TSI

Certain of the employees of wholly-owned subsidiaries of the Corporation participated in the RCL Plan. Due to the status of RCL, the Superintendent of Financial Services of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan.  It is expected that the RCL Plan will be wound up.  TSI employees ceased participating in the RCL Plan effective December 31, 2005.

By statement of claim issued April 12, 2007, Morneau Sobeco asserted a claim against TSI in the Ontario Court for an order that TSI pay the amount of $2.9 million, plus costs and interest, with respect to alleged payments owing in respect of the RCL Plan.  TSI has filed a defence but examinations for discovery have not yet been held.  Morneau Sobeco amended its claim to assert a lien under section 57 of the Pension Benefits Act for all amounts claimed to be owing by TSI.  Morneau Sobeco also registered a lien on title to the 10 Toronto Street property and filed a financing statement under the Personal Property Security Act (Ontario).  In order to allow the sale of the property to close, $2.9 million from the sale proceeds of the property was paid into an interest bearing trust account as a condition to Morneau Sobeco lifting its lien.  These funds remain in trust pending motions, currently scheduled to be heard on July 23, 2007, to determine if the funds should continue to be held in trust pending a determination of Morneau Sobeco’s claims or if the funds should be released to TSI.

Contingent Tax Liabilities Under Discussion with Canadian Authorities

The March 31, 2007, March 31, 2006 and December 31, 2005 balance sheets include a liability for contingencies in the amount of approximately $4.0 million associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties for the taxation years through March 31, 2007, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be.

Action by the Corporation Against Former Banking Syndicate Members

On May 31, 2007, the Corporation commenced proceedings in the Ontario Court against its former banking syndicate members, Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and the Bank of Nova Scotia seeking recovery of, among other things, $65.2 million which those banks received from the Corporation in March 2003.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no (a) director or executive officer of the Corporation, (b) person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Corporation's outstanding securities, and (c) an associate or affiliate of any of the persons or companies referred to in (a) or (b), since January 1, 2005, has had any material interest, direct or indirect, in any transaction which has materially affected or would materially affect the Corporation.

Three loans were made by Domgroup to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million to assist RMI in meeting its obligations to the Corporation under the Support Agreement and thereby assist the Corporation in meeting its obligations under the Indentures.  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL.  The principal amounts of these loans and accrued interest thereon remain outstanding.

Expenses of approximately $7.0 million were incurred by the Corporation in connection with the going private transaction proposed by RCL in 2004, which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  RCL's obligation to reimburse the Corporation is secured by a general security agreement.

The Corporation has claimed amounts due from RMI of $93.4 million at March 31, 2007 in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

An amended promissory note dated March 10, 2003 was issued by the Corporation in favour of Sun-Times in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate outstanding principal and accrued interest of $40.5 million (US$35.1 million) at March 31, 2007.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued.  Certain covenants under the Secured Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Contribution Agreement.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp.  The Corporation understands that the management services agreement between RCL and CanWest Global Communications Corp. was terminated in May 2005.  All amounts owing under the amended promissory note are subordinated to the Secured Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times A Shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  On January 1, 2003, the fair value of a Sun-Times A Share was US$10.69.  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million).  These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Secured Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of HCPH Co., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003.  Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion.  Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt.  Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Effective December 23, 2003, the Corporation entered into a consulting agreement with PGWML, a corporation controlled by White.  The consulting agreement, which provided that White render various services to the Corporation, was terminated effective May 31, 2005.  In connection with services provided under the consulting agreement, PGWML received $75,000 per month.  The following amounts were incurred in respect of such services:

(a)           2006/2007 Financial Year:  nil;

(b)           financial year (three months) ended March 31, 2006:  nil; and

(c)           financial year ended December 31, 2005:  $397,000.

RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005 and paid no rent in respect of the five months ended May 31, 2005.

Certain employees of the Corporation provided services to RCL, RMI and Argus until May 31, 2005.

Certain employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under an existing pension plan.  The pension plan is now under the control of  Morneau Sobeco, as an administrator, appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL Plan.

On February 7, 2006, the Ontario Court approved an agreement between TSI and Richter.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street.  The agreement provided for the early expiration of the option and the termination of the right of first refusal in exchange for a commitment to pay a minimum of $750,000 and possible additional consideration upon the sale of the real property located at 10 Toronto Street.  Pursuant to and in satisfaction of all payments required under this agreement, a payment of $1.0 million was made to Richter out of the proceeds of the May 8, 2007 sale of the real property located at 10 Toronto Street.

On January 16, 2007, the Corporation announced that Benson would be stepping down as Chief Restructuring Officer of the Corporation after a transition period, following which Voorheis, a director of the Corporation and chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement MOA, Benson ceased to serve as the CRO of the Corporation on March 7, 2007 and at such time the Advisory Agreement terminated.  Pursuant to the terms of the Advisory Agreement MOA, Benson Consulting was paid $1 million in consideration of the services rendered and milestones achieved.  All payouts required under the Advisory Agreement MOA have been made.

On January 15, 2007, the Corporation and VC&Co. entered into the Voorheis Engagement Agreement, pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.  On June 20, 2007, the Corporation, VC&Co. and Voorheis entered into the Voorheis Consulting Services Agreement, effective April 16, 2007, pursuant to which the Corporation appointed Voorheis to serve as Chief Executive Officer of the Corporation.

During the year, the Corporation paid $180,000 to Voorheis & Co. LLP, an advisory firm founded by and related to Mr. Voorheis.

MATERIAL CONTRACTS

The following material contracts, other than contracts entered into in the ordinary course of business, were entered into by the Corporation: (i) during and following the 2006/2007 Financial Year; or (ii) before the 2006/2007 Financial Year and subsequent to January 1, 2002 but are still in effect:

(a)	The Indentures. See "General Development of the Corporation and Its Business";

(b)	The Support Agreement. See "General Development of the Corporation and Its Business";

(c)	The Contribution Agreement. See "General Development of the Corporation and Its Business";

(d)	The Co-operation Agreement. See "Legal Proceedings – Co-operation Agreement between the Corporation and the United States Attorney";

(e)	The Advisory Agreement, as modified by the Advisory Agreement MOA. See "General Development of the Corporation and Its Business";

(f)
An agreement of purchase and sale dated October 31, 2006 between Domgroup and Lanterra Realty Inc. in respect of the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for a sale price of $19.6 million.  See "General Development of the Corporation and Its Business";

(g)
An agreement of purchase and sale dated November 7, 2006 between Domgroup and Charis Developments Ltd. in respect of the real property located at 280 Hurontario Street, Collingwood, Ontario for a sale price of $2.81 million.  See "General Development of the Corporation and Its Business";

(h)
An agreement of purchase and sale dated December 8, 2006 between TSI and Morgan Meighen & Associates in respect of the real property at 10 Toronto Street, the Corporation's Toronto corporate office, for a sale price of $14 million.  See "General Development of the Corporation and Its Business";

(i)	The Voorheis Consulting Services Agreement;

(j)
A settlement agreement announced on February 26, 2007 between the Corporation and the Interim Directors (Walker, Carroll, Metcalfe, Wakefield and Vale).  See "Legal Proceedings – Action Against Former Interim Directors";

(k)
An agreement of purchase and sale dated May 30, 2007 between the Corporation and SRB CR Limitada in respect of all the shares of ELR for a sale price of US$2 million.  See "Description of the Business – Editorial La Razon"; and

(l)
An agreement of purchase and sale dated June 7, 2007 between Domgroup and BREOF VTB G.P. Limited, in its capacity as General Partner of BREOF VTB L.P., in respect of a vendor take-back mortgage for proceeds of $8.3 million.  See "General Development of the Corporation and Its Business".

TRANSFER AND REGISTRAR AGENT

The Corporation's transfer and registrar agent for the Common Shares and Series II Preference Shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1.

AUDIT COMMITTEE

Audit Committee Charter

The text of the charter of the Audit Committee is attached hereto as Exhibit A.

Composition of the Audit Committee

The Audit Committee as at March 31, 2007 was composed of three independent directors.  Rattee was and continues to be the Chairman of the Audit Committee.  Hodgson and Glassman were the other members of the Audit Committee.  Glassman ceased to be a member in May 2007.  Drinkwater was named to the Audit Committee on June 26, 2007.  Hodgson was named to the Audit Committee following the resignation by Wright on April 17, 2006.  Each member of the Audit Committee is financially literate (as defined under Multilateral Instrument 52-110 – Audit Committees).

Relevant Education and Experience

For a description of the relevant education and experience of Drinkwater, Hodgson, Glassman and Rattee, see "Directors and Officers".

AUDITORS

The Corporation's auditors are Zeifman & Company, LLP, located at 201 Bridgeland Avenue, Toronto, Ontario M6A 1Y7.  Zeifman was appointed auditors for the Corporation on March 5, 2004.

Audit Fees

The aggregate fees billed by Zeifman in the financial years ended March 31, 2006 and March 31, 2007 for audit services were $651,400 and $926,800, respectively.

Audit-Related Fees

The aggregate fees billed by Zeifman in the financial years ended March 31, 2006 and March 31, 2007 for assurance and related services that were reasonably related to the performance of the audit of the Corporation's financial statements (and not reported under "− Audit Fees") were $108,500 and $81,400, respectively.

Tax Fees

The aggregate fees billed by Zeifman in the financial years ended March 31, 2006 and March 31, 2007 for professional services rendered in connection with tax compliance, tax advice and tax planning were $220,650 and $177,800, respectively.

All Other Fees

There were no other fees billed by Zeifman in the financial years ended March 31, 2006 and March 31, 2007 for products and services other than those reported under "− Audit Fees", "− Audit-Related Fees" and "− Tax Fees".

INTERESTS OF EXPERTS

As at March 31, 2007, the partners and associates of Zeifman & Company, LLP did not own, beneficially, directly or indirectly, any securities of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR which can be accessed through the Internet at www.sedar.com.  Additional financial information is provided in the Corporation's annual audited financial statements and related MD&A for the financial year ended March 31, 2007.  A copy of such documents and this AIF may be obtained upon request from the Office of the Chief Financial Officer of the Corporation.  The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a holder of securities of the Corporation.

EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE

OF

HOLLINGER INC.

GENERAL

1.	Purpose and Responsibilities Of The Committee

1.1	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of Hollinger's financial statements;
(b)	Hollinger's compliance with legal and regulatory requirements;
(c)	the External Auditor's qualifications and independence; and
(d)	the performance of Hollinger's External Auditor.

2.	Definitions and Interpretation

2.1	Definitions

In this Charter:

(a)	"Board" means the board of directors of Hollinger;
(b)	"Chairman" means the chairman of the Committee;
(c)	"Committee" means the audit committee of the Board;
(d)	"Director" means a member of the Board;
(e)	"External Auditor" means Hollinger's independent auditor;
(f)	"Hollinger" means Hollinger Inc.; and
(g)	"Subsidiaries" means Hollinger's subsidiaries excluding Sun-Times Media Group, Inc.

2.2	Interpretation

The provisions of this Charter are subject to the provisions of Hollinger's by-laws and to the applicable provisions of the Canada Business Corporations Act (the "Act"), and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	Establishment and Composition of the Committee

3.1	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2	Appointment and Removal of Members of the Committee

(a)  Board Appoints Members.  The members of the Committee shall be appointed by the Board.

(b)  Vacancies.  The Board may appoint a member to fill a vacancy which occurs in the Committee.

(c)  Removal of Member.  Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3	Number of Members

The Committee shall consist of three or more Directors.

3.4	Independence of Members

Each member of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements (unless such member is exempt from such requirement).

3.5	Financial Literacy

(a)  Financial Literacy Requirement.  Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)  Definition of Financial Literacy.  "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Hollinger's financial statements.

3.6	Audit Committee Financial Expert

(a)  Attributes of an Audit Committee Financial Expert.  To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Hollinger's financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

(b)  Experience of the Audit Committee Financial Expert.  To the extent possible, the Board will appoint to the Committee at least one Director who acquired the attributes in (a) above through:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

3.7	Board Approval Required

No member of the Committee shall serve on more than three public company audit committees without the approval of the Board.

4.	Committee Chairman

4.1	Board to Appoint Chairman

The Board shall appoint the Chairman from the members of the Committee who are unrelated directors (or, if it fails to do so, the members of the Committee shall appoint the Chairman of the Committee from among its members).

4.2	Chairman to be Appointed Annually

The designation of the Committee's Chairman shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chairman is not so made, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

5.	Committee Meetings

5.1	Quorum

A quorum of the Committee shall be two members.

5.2	Secretary

The Chairman shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly.

5.4	In Camera Meetings

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee approves  the quarterly financial statements, the Committee shall meet separately with each of:

(a)	management;

(b)	the External Auditor; and

(c)	the internal auditor if one exists.

5.5	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6	Invitees

The Committee may invite Directors, officers and employees of Hollinger or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.  The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at Hollinger's expense.

5.7	Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	Authority of Committee

6.1	Retaining and Compensating Advisors

The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Audit Committee.  The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7.	Remuneration of Committee Members

7.1	Remuneration of Committee Members

Members of the Committee and the Chairman shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2	Directors' Fees

No member of the Committee may earn fees from Hollinger or any of its subsidiaries other than Directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).  For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from Hollinger.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	Integrity of Financial Statements

8.1	Review and Approval of Financial Information

(a)  Annual Financial Statements.  The Committee shall review and discuss with management and the External Auditor, Hollinger's audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)  Interim Financial Statements.  The Committee shall review and discuss with management and, if requested by the Committee, the External Auditor and, if appropriate, approve, Hollinger's interim unaudited financial statements and related MD&A.

(c)  Material Public Financial Disclosure.  The Committee shall discuss with management and the External Auditor, as appropriate:

(i)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies; and

(iii)	press releases containing financial information (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information).

(d)  Procedures for Review.  The Committee shall be satisfied that adequate procedures are in place for the review of Hollinger's disclosure of financial information extracted or derived from Hollinger's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e)  General.  The Committee shall review and discuss with management and the External Auditor:

(i)	the scope of the external audit;

(ii)	major issues regarding accounting principles and financial statement presentations, including any significant changes in Hollinger's selection or application of accounting principles;

(iii)	major issues as to the adequacy of Hollinger's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iv)
analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments and estimates made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(v)
the effect on Hollinger's financial statements of regulatory initiatives, as well as off-balance sheet transactions structures, obligations (including contingent obligations) and other relationships of Hollinger with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Hollinger;

(vi)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vii)	any financial information or financial statements in prospectuses and other offering documents;

(viii)	the management certifications of the financial statements as required, under applicable securities laws in Canada or otherwise;

(ix)	any other relevant reports or financial information submitted by the Corporation to any governmental body, or the public;

(x)	funding and pension plan financial statements of Hollinger's pension plans, if any; and

(xi)	emerging accounting issues and their potential impact on Hollinger's financial reporting.

9.	External Auditor

9.1	External Auditor

(a)  Authority with Respect to External Auditor.  As a representative of Hollinger's shareholders, the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Hollinger.  In the discharge of this responsibility, the Committee shall:

(i)
have sole responsibility for recommending to the Board the person to be proposed to Hollinger's shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Board should recommend to Hollinger's shareholders whether the incumbent External Auditor should be removed from office;

(ii)	review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iii)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)  Independence.  The Committee shall satisfy itself as to the independence of the External Auditor.  As part of this process the Committee shall:

(i)	consider whether, in order to ensure continuing independence of the External Auditor, Hollinger should rotate periodically, the audit firm that serves as External Auditor;

(ii)
require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Hollinger and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence; and

(iii)	review and approve the policy setting out the restrictions on Hollinger hiring partners, employees and former partners and employees of Hollinger's current or former External Auditor.

(c)  Issues Between External Auditor and Management.  The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or on access to requested information;

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

(iii)	review with the External Auditor:

(A)	any accounting adjustments that were proposed by the External Auditor, but were not made by management;

(B)	any communications between the audit team and audit firm's national office respecting auditing or accounting issues presented by the engagement; and

(C)	any management or internal control letter issued, or proposed to be issued by the External Auditor to Hollinger.

(d)  Non-Audit Services.

(i)	The Committee shall either:

(A)	pre-approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of Hollinger to Hollinger (including its subsidiaries); or

(B)
adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to management.

(ii)
The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee promptly following such pre-approval.

(iii)
The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Hollinger at the time of the engagement as being non-audit services.

(e)  Evaluation of External Auditor.  The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board.  In connection with this evaluation, the Committee shall:

(i)	review and evaluate the performance of the lead partner of the External Auditor; and

(ii)	obtain and review a report by the External Auditor describing:

(A)	the External Auditor's internal quality-control procedures;

(B)
any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor's firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor's firm, and any steps taken to deal with any such issues; and

(C)	all relationships between the External Auditor and Hollinger (for the purposes of assessing the External Auditor's independence).

(f)  Review of Management's Evaluation and Response.  The Committee shall:

(i)	review management's evaluation of the External Auditor's audit performance;

(ii)	review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses;

(iii)	receive regular reports from management and receive comments from the External Auditor, if any, on:

(A)	Hollinger's principal financial risks;

(B)	the systems implemented to monitor those risks; and

(C)	the strategies (including hedging strategies) in place to manage those risks; and

(iv)	recommend to the Board whether any new material strategies presented by management should be considered appropriate and approved.

10.	Other

10.1	Risk Assessment and Risk Management

The Committee shall discuss Hollinger's major financial risk exposures and the steps management has taken to monitor and control such exposures.

10.2	Related Party Transactions

The Committee shall review and approve all related party transactions in which Hollinger is involved or which Hollinger proposes to enter into.

11.	Charter Review

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

January 2007